
LIVING ROOM
SHEARWALL FOR ZONES 2 & 3, AND OPT. 6.24/12 ROOF PITCH
SIDE A
FAUCET
EW1
PORCH
2ND BATH
B1
B2
B3
A2
2ND BED
199
108
3660
13'-4"
198
3680
156
60¼
46
82
60
18
20
24
68
26'-8"
76¼
164

Building

2003 Annual Report


I could live in this home.
REFER
SIDE A
4" CARPET
21'-6"
5'-6" TILE
PORCH
MASTER BED
BED

About the Company

Cavalier Homes, Inc. designs, manufactures, markets and finances a wide range of high quality homes with a focus on the low- to medium-priced manufactured housing market. Cavalier currently operates seven home manufacturing facilities. The Company markets its homes through a network of approximately 400 independent dealer locations over a 19-state region. At December 31, 2003, this dealer network included 132 dealer locations participating in Cavalier's Exclusive Dealer Program, including three Company-owned retail sales centers. Through CIS Financial Services, Inc., a wholly owned subsidiary, the Company primarily purchases and resells qualifying retail installment sales contracts for manufactured homes sold through its dealer network.

Cavalier Homes is headquartered in Addison, Alabama. The Company's shares trade on the American Stock Exchange under the ticker symbol CAV.

Financial Highlights

(Dollars in thousands except per share amounts)

Operations for the Year	**2003**	2002	Change
Shipments:			
Single-section	**873**	2,235	-61%
Multi-section	**5,769**	9,734	-41%
Total home shipments	**6,642**	11,969	-45%
Total floor shipments	**12,411**	21,703	-43%
Revenue:			
Home manufacturing net sales	**$ 237,215**	$ 375,385	-37%
Financial services	**2,673**	2,690	-1%
Retail	**7,948**	7,908	1%
Other	**–**	1,274	–
Total revenue	**247,836**	387,257	-36%
Loss before income taxes	**(5,088)**	(14,792)	66%
Income tax provision (benefit)	**(518)**	5,716	–
Loss before cumulative effect of change in accounting principle	**(4,570)**	(20,508)	78%
Cumulative effect of change in accounting principle, net of tax benefit of $1,306	**–**	(14,162)	–
Net loss	**$ (4,570)**	$ (34,670)	87%
Basic and diluted loss per share:			
Before cumulative effect of change in accounting principle	**$ (0.26)**	$ (1.16)	78%
Cumulative effect of change in accounting principle	**–**	(0.80)	–
Net loss	**$ (0.26)**	$ (1.96)	87%
Weighted average shares outstanding, basic and diluted	**17,666**	17,665	–

Financial Position at December 31,	**2003**	2002	Change
Total assets	**$ 98,533**	$ 130,071	-24%
Total current assets	**51,106**	72,620	-30%
Working capital	**7,813**	12,346	-37%
Stockholders' equity	**40,987**	45,536	-10%
Equity per common share	**2.32**	2.58	-10%
Current ratio	**1.2 to 1**	1.2 to 1	

To Our Stockholders

If you are a long-time stockholder, or merely familiar with the industry, you know that over the past five years our industry has endured what might be called a "perfect storm." Overcapacity at the manufacturing and retail levels, lax credit underwriting, and a severe tightening in lending capacity combined with devastating impact. Shipments have fallen 65% from a modern peak of almost 373,000 homes in 1998 to 131,000 homes in 2003, and manufacturers in turn have closed 124 plants across the industry.

Yet at no time over the past five years have we had better visibility on where this Company may be headed than we do today. We think the worst is probably behind us now, or at least we have reached a bottom. We see improving fundamentals that indicate concrete progress finally realized on the factors that led to the downturn. We see an industry that is poised for recovery. We see a Company that has weathered the perfect storm and, in the last half of 2003, returned to profitable operations!

Building

While this sense of confidence obviously incorporates our judgment and views on many external factors, it arises primarily from what we know we have accomplished within Cavalier over the past several years. We have made hard choices and sacrifices to conserve our financial strength, and we have worked hard to retain our operating flexibility. These efforts to right size our company have included serious reductions in operating expenses, the closing of excess manufacturing capacity, and a hard, critical look at every aspect of our business.

Importantly, we also have devoted significant attention to our product line and how it is perceived in the marketplace – a reinvention if you will. We recognize that, in recent years, our industry's problems have helped foster a notion among consumers that manufactured housing is a depreciating asset, causing it to be considered as a last-resort choice for housing among those who prefer site-built homes, and taking pride from those who already have chosen factory-built homes.

So as we worked to reorient our operations and lower our costs, we also dedicated ourselves to changing those perceptions. Our goal has been to bring even greater value to our line of homes, not only packing more features and amenities into each one, but truly changing the shape, appearance and design of our houses. We believe it is entirely possible, with this kind of product innovation, to attract customers that historically have gravitated toward site-built homes. We think we can get these people to say enthusiastically, "I could live in this home." In other words, we have been hard at work building a new Cavalier Homes – both in terms of operations and products – for a new age in manufactured housing; a Company that is appropriately sized and positioned for a market and a mentality that we think will exist as this recovery takes hold.

Financial Review

While we are excited about how we ended 2003, especially considering our profit for the second half, we knew it would be another tough year for the industry and our company. This apprehension reflected not only the hard lessons learned since 1998, but also the nature of our particular markets, given their reliance on chattel mortgages as the typical financing vehicle for new manufactured home sales, as well as the continued scarceness of such lending capacity. In many respects, the performance of our company and industry in 2003 tracked with these expectations, as floor shipments contracted 21% last year alone, and almost 30 additional plants were closed. In terms of floors, which equalizes for changes in product mix between single- and multi-section homes, industry shipments fell 30% in our 11-state core market during 2003 versus a decline of 41% for Cavalier.

Being more vulnerable to the continuing industry downturn due to our market focus, we were not surprised to see our floor shipments decline at a greater pace in 2003. Total floors shipped fell 43% to 12,411 floors in 2003 compared with 21,703 floors in 2002. Largely because of this drop in shipments, our revenue for 2003 declined 36% to $247,836,000 from $387,257,000 in 2002 on lower home manufacturing sales.

Even though we were profitable in the second half of the year, and cumulatively for the last three quarters of 2003, we incurred a net loss for the year of $4,570,000 or $0.26 per diluted share. This compares with a net loss for 2002 of $34,670,000 or $1.96 per diluted share.

The steady improvement in our operating results observed in the last half of 2003 reflected primarily the effects of cost-cutting measures implemented in late 2002 and early 2003. These efforts took the form of even deeper cuts to expenses and reductions in capacity in order to right-size the Company in light of current market conditions. Because of these steps, our gross profit margin generally improved over the last several quarters of 2003, even as sales remained under pressure, and we cut our operating expenses more than 30% year over year.

Remaining Strong

Cavalier ended 2003 with $32,393,000 in cash, about 7% under 2002. However, during the year we reduced long-term debt 31% to $16,536,000 and closed 2003 with $9,181,000 available under the revolving portion of our bank line of credit. We also cut Company inventories 40% in 2003, matching the decline in sales during the year, while dealer inventory, including inventory at our three retail sales centers, declined 34% to $100,000,000.

Throughout the industry downturn, we have worked to maintain a strong financial position. More important, we have not mortgaged our future by resorting to measures that would hinder our long-run goals of enhancing shareholder value or limit our flexibility to act when the market begins to show renewed signs of strength.

Throughout these difficult years, we have maintained normal banking relationships and have not pursued dilutive or restrictive equity or debt offerings. We have continued to balance our production capacity with the needs of the market, yet we have retained sufficient practical capacity to almost double sales from 2003 levels if necessary. Importantly, despite the downsizing of our manufacturing capacity, we have not sacrificed our ability to provide product to our current dealers except for our withdrawal from the Northeast market concurrent with the 2003 closing of our plant in Shippenville, Pennsylvania.

Amex Listing

Subsequent to year's end, we made the decision to move our common stock listing to the American Stock Exchange, yet retain our CAV stock ticker. This decision reflected the uncertain prospects, against the backdrop of the current low shipment levels of our industry, of re-establishing compliance with new, higher New York Stock Exchange standards over a specified timeframe. The maintenance of an efficient and liquid market for our common stock always has been of paramount importance to us. For this reason, we felt it important to take decisive action to remove the uncertainty surrounding our stock's trading venue as soon as possible, on our timetable, to ensure on behalf of shareholders the future liquidity of the market for our common stock.

Conclusion

Looking ahead, we believe the coming year will begin with some sluggishness, primarily due to seasonality. However, with encouraging signs that renewed growth in industry shipments may finally be at hand, these past winter months may mark the low point of the cycle. One of these signs is the economy – always important to home sales – which now seems more stable and is giving indications that a recovery is finally gaining traction. Also, the industry downturn has reduced excess dealer inventory to the point that an increase in demand will likely translate more directly and more quickly into new orders. Meanwhile, the market for repossessed homes, which is a form of competition for all manufacturers, appears to be firming in both price and quantity. Most important, however, there has been much news about several lenders that seem prepared to enter or re-enter the market soon, which would provide the necessary liquidity to support a potential rebound in sales.

It will probably take at least several more months for these positive factors to begin to have a meaningful influence on industry sales. Longer-term, however, we believe the building steps we have taken to reinvent our product line, create even greater value in our homes, and lower our breakeven point will position us to return to profitable operations later in 2004 and strengthen our competitive position in the marketplace going forward. Our goal for 2003 was to return Cavalier to profitability during the year, even in the worst part of the cycle – which we accomplished. Our belief then, and now, is that if we could do that, we would be well positioned to participate in whatever improvements come our way. We feel very good about the progress Cavalier made last year, its stamina to maintain financial strength throughout the five-year industry downturn, and for what those accomplishments mean to the Company, its customers and suppliers, and for you, our shareholders, going forward.

Thank you for your continued support and interest.

Respectfully submitted,

Barry Donnell
Chairman

David A. Roberson
President

Consolidated Selected Financial Data

(In thousands, except per share amounts)

Year Ended December 31,	**2003**	2002	2001	2000	1999
Statement of Operations Data					
Revenue:					
Home manufacturing net sales	**$ 237,215**	$ 375,385	$ 347,535	$ 306,239	$ 582,274
Financial services	**2,673**	2,690	3,088	4,878	6,107
Retail	**7,948**	7,908	6,968	16,842	20,914
Other	**–**	1,274	6,280	5,153	5,173
Total revenue	**247,836**	387,257	363,871	333,112	614,468
Cost of sales	**208,687**	332,964	309,656	292,810	504,011
Selling, general and administrative	**43,171**	62,649	66,335	84,566	102,938
Impairment and other related charges	**750**	6,064	1,003	6,975	4,002
Operating profit (loss)	**(4,772)**	(14,420)	(13,123)	(51,239)	3,517
Other income (expense) – net	**(316)**	(372)	(1,495)	(1,358)	36
Income (loss) before income taxes (benefit)	**$ (5,088)**	$ (14,792)	$ (14,618)	$ (52,597)	$ 3,553
Cumulative effect of change in accounting principle	**$ –**	$ (14,162)	$ –	$ –	$ –
Net income (loss)	**$ (4,570)**	$ (34,670)	$ (14,018)	$ (33,468)	$ 2,150
Basic net income (loss) per share, before cumulative effect of change in accounting principle	**$ (0.26)**	$ (1.16)	$ (.80)	$ (1.88)	$ .12
Cumulative effect of change in accounting principle, net of tax	**–**	(.80)	–	–	–
Basic net income (loss) per share	**$ (0.26)**	$ (1.96)	$ (.80)	$ (1.88)	$ .12
Diluted net income (loss) per share	**$ (0.26)**	$ (1.96)	$ (.80)	$ (1.88)	$ .12
Cash dividend per share	**$ –**	$ –	$ –	$ .09	$ .16
Weighted average number of shares outstanding	**17,666**	17,665	17,580	17,800	18,126
Weighted average number of shares outstanding, assuming dilution	**17,666**	17,665	17,580	17,800	18,204
Other Data					
Capital expenditures	**$ 327**	$ 2,062	$ 3,496	$ 3,807	$ 24,546
Balance Sheet Data					
Working capital	**$ 7,813**	$ 12,346	$ 18,183	$ 27,213	$ 33,065
Total assets	**$ 98,533**	$ 130,071	$ 174,116	$ 187,595	$ 233,578
Long-term debt	**$ 13,089**	$ 22,643	$ 23,999	$ 24,054	$ 10,218
Stockholders' equity	**$ 40,987**	$ 45,536	$ 80,192	$ 94,318	$ 129,391

Certain amounts from prior periods have been reclassified to conform to the current presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(dollars in thousands)

OVERVIEW

Cavalier Homes, Inc. and its subsidiaries produce, sell and finance manufactured housing. The manufactured housing industry is cyclical and seasonal and is influenced by many of the same economic and demographic factors that affect the housing market as a whole. As a result of the growth in the industry during much of the 1990s, the number of retail dealerships, manufacturing capacity and wholesale shipments expanded significantly, which ultimately created slower retail turnover, higher retail inventory levels and increased price competition. The industry also has been impacted by an increase in dealer failures, a severe reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels, each of which have contributed to a reduction in wholesale industry shipments to a 41 year low.

Industry/Company Shipments and Market Share

The Manufactured Housing Institute ("MHI") reported that wholesale floor shipments were down 21.1% in 2003, as compared to 2002, following a 50% cumulative decline from January 1, 1999 through December 31, 2002 as noted in the following table.

	Floor Shipments									
	Nationwide					Cavalier's Core 11 States				
Year	Industry	Increase (decrease) from prior year	Cavalier	Increase (decrease) from prior year	Market Share	Industry	Increase (decrease) from prior year	Cavalier	Increase (decrease) from prior year	Market Share
1998	608,921		36,517		6.0%	311,841		32,166		10.3%
1999	582,498	-4.3%	34,294	-6.1%	5.9%	284,705	-8.7%	30,070	-6.5%	10.6%
2000	431,787	-25.9%	18,590	-45.8%	4.3%	199,276	-30.0%	15,941	-47.0%	8.0%
2001	342,321	-20.7%	21,324	14.7%	6.2%	149,162	-25.1%	17,884	12.2%	12.0%
2002	304,370	-11.1%	21,703	1.8%	7.1%	124,127	-16.8%	18,039	0.9%	14.5%
2003	240,180	-21.1%	12,411	-42.8%	5.2%	87,265	-29.7%	10,584	-41.3%	12.1%

During this industry downturn, the Company's shipments fell in 1999 and 2000 disproportionately to the industry decline which the Company believes was due to its strategy, early in the downturn, of working closely with its dealers to assist them in reducing retail inventories, which also lessened the Company's risk severity associated with dealer failures. The years 2001 and 2002 resulted in significant market share gains for the Company due mainly to the Company's aggressive marketing strategies, especially product offerings, which are core to its plan for returning to profitability. In 2003, the Company believes its 1.9 percentage point reduction in market share was due to several factors. External causes include an intensely competitive marketplace and a lack of chattel (home only) financing for all homes, especially single wide homes, in the industry, and internally, the Company's momentum was negatively impacted by the consolidation of its sales force and the closing of 7 home manufacturing facilities. For 2004, industry sources project a 7% increase in shipment levels with a seasonally slow first quarter and gradual improvement for the 2nd and 3rd quarters. Able to redirect its focus from plant closures and down-sizing, the Company believes it is well-positioned to strengthen its competitive position in the marketplace going forward with a value-packed product line, including broader product offerings on price points as well as enhanced features and the introduction of a line of modular homes.*

Industry Finance Environment

A major factor contributing to the manufactured housing industry growth in the 1990s was relaxed credit standards, which ultimately resulted in a change in the financing approach in the industry due to underperforming manufactured housing loans. Throughout the past five years, the industry has been impacted significantly by reduced financing available at both the wholesale and retail levels, with several lenders exiting the marketplace or limiting their participation in the industry, coupled with more restrictive credit standards and increased home repossessions which re-enter home distribution channels and limit wholesale shipments of new homes. However, during 2003 and to-date in 2004, there are indications that lenders are beginning to enter or re-enter the market which would provide the necessary liquidity to support a potential rebound in industry sales. In August 2003, Federal National Mortgage Association ("FNMA"), a source of retail mortgage financing for manufactured homes, put in place certain restrictive standards and terms for its manufactured home loans but, subsequently, in February 2004, announced plans to increase its financing of the industry by working with select lenders who will screen loans and to offer more favorable credit terms to consumers. In addition, in June 2003, US Bank, a new retail lender, announced plans for entrance into the manufactured housing market and has subsequently offered chattel lending in 20 states with plans to enter the remaining states by the

* *See Safe Harbor Statement on page 20.*

end of 2004. GMAC-RFC (chattel and mortgage) and Green Tree Financial Services (chattel) announced, in February 2004, that they each planned entry into manufactured housing lending for retail customers. While the current industry trend is toward more land/home (real estate) financing rather than chattel or home only loans, additional chattel lending availability could result in renewed demand for single wide products. While land/home financing generally offers more favorable credit terms to the retail buyer of manufactured housing, the length of time involved in closing land/home transactions is greater. The Company believes that the possibility exists that the finance companies' plans to enter the manufactured housing market will not come to fruition or that there could be a loss of additional lenders from the industry. *

Raw Materials Costs and Gross Margin

Additionally, the Company's gross margin has been negatively impacted by (1) escalating lumber prices, between May 2003 and 2004 to date, due to military demand in Iraq, weather-related factors, and strong new home sales, as well as to the plywood industry's maintenance of lean inventory to stem over-supply before these unforeseen events, (2) increases in steel and steel related items due to foreign demand, (3) rising costs of electrical supplies, namely copper wire, and (4) price increases in panels and gypsum-related products. The Company is experiencing tightened supply from its traditional vendors of certain types of raw materials required for the production of its homes. The Company is working to obtain these and substitute products from other vendors which are likely to result in higher than normal costs. While the Company seeks to offset rising costs through increasing its selling prices, sudden increases in costs, coupled with dealers' retail sales commitments, can affect the timing and ability of the Company to pass on its cost increases. The Company is uncertain at this time as to the impact the extent and duration of the increased prices will have on the Company's future revenue and earnings. *

Capacity and Overhead Costs

In response to the continued weakening of the manufactured housing industry market conditions and the indeterminate impact of political tensions and armed conflict in the Middle East, the Company announced its decision to close six manufacturing facilities in the fourth quarter of 2002 and one in July 2003. These facilities were located in Conway, Arkansas (2), Graham, Texas, Cordele, Georgia, Belmont, Mississippi, Haleyville, Alabama and Shippenville, Pennsylvania and collectively employed approximately 1,100 people. The Company has shifted a substantial part of the production from these plants (with the exception of the Pennsylvania plant) to one or more of the Company's seven operating plants. The remaining plants will also handle dealer sales and customer service for the Company's homes. On the retail side, the Company closed one retail sales center in August 2003. In terms of operating costs, the Company has made cost reductions in virtually all areas of operations, including its exclusive dealer and marketing programs and its administrative personnel and associated costs. Altogether, the Company has had a net reduction in its production and administrative workforce of approximately 69% since December 31, 1998. The Company is continuing to evaluate its options regarding capacity, cost and overhead issues, the need for further plant, retail and other consolidations, reductions, idling and closings and methods designed to address the Company's financial performance in light of developing market and business conditions. * The Company can give no assurance as to which one or more of these options, if any, it may ultimately adopt, and, if adopted, whether and to what extent these actions will have an effect on the financial condition and results of operations of the Company.

Debt and Liquidity

During 2003, the Company reduced long-term debt by $7,454 from $23,990 to $16,536, and in September 2003 completed a 14 year real estate term loan for $10,000 to spread maturities over a longer term.

	Industrial Development Bonds	Revolving Line of Credit	Real Estate Term Loan	Totals
Balance, beginning of year	$ 8,990	$ 15,000	$ –	$ 23,990
Net borrowings	–	(10,000)	10,000	–
Principal repayments:				
Scheduled	(1,349)	–	(105)	(1,454)
From proceeds of property sales	–	(2,500)	(1,000)	(3,500)
Other	–	(2,500)	–	(2,500)
Balance, end of year	$ 7,641	$ –	$ 8,895	$ 16,536

* *See Safe Harbor Statement on page 20.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company improved its overall debt position by (1) replacing the revolving line of credit with a 14 year real estate term loan, (2) making scheduled principal repayments, (3) making additional principal repayments from proceeds from sales of certain property and (4) making additional principal repayments from other sources, primarily income tax refunds. While significantly reducing debt, the Company's cash position at December 31, 2003 remained good. As is customary for the Company, most of its manufacturing operations are idle during the final two weeks of the year for vacations, holidays and reduced product demand, during which time the Company collects the majority of its outstanding receivables, resulting in higher year end cash balances than at other quarter ends.

Outlook

For 2004, the Company expects the market will likely remain sluggish for some time, owing in part to seasonality. However, there are some signals that renewed growth in industry shipments may finally be at hand, which may result in first quarter 2004 marking the low point of the cycle. The national economy is stable and showing signs that a recovery is finally gaining traction. The recent industry downturn has reduced excess dealer inventory to the point that an increase in demand will likely translate more directly into new orders. Meanwhile, the market for repossessed homes appears to be firming in both price and quantity. Most importantly, however, there are indications that additional industry financing is likely to become available in the near term, which would provide the necessary liquidity to support a potential rebound in sales. It will probably take at least several more months for these positive factors to begin to have a meaningful influence on industry sales, and the Company expects to report a loss for the first quarter of 2004 due primarily to the seasonality of the period and rising raw materials prices as discussed above. Longer-term, however, the Company believes the steps taken to reduce its costs and lower its breakeven point will position it to return to profitable operations later in 2004 and strengthen its competitive position in the marketplace going forward. However, the Company is uncertain at this time as to the impact the extent and duration of the general economic conditions and adverse industry conditions will have on the Company's future revenue and earnings. * While the Company currently expects the results of operations for the first quarter of 2004 to be a loss, changes in general economic conditions that affect consumer purchases, availability of adequate financing sources, increases in repossessions or dealer failures could affect the results of operations of the Company.*

RESULTS OF OPERATIONS

The following table summarizes certain financial and operating data including, as applicable, the percentage of total revenue:

	For the Year Ended December 31,					
STATEMENT OF OPERATIONS DATA	**2003**		2002		2001	
Revenue:						
Home manufacturing net sales	**$ 237,215**		$ 375,385		$ 347,535	
Financial services	**2,673**		2,690		3,088	
Retail	**7,948**		7,908		6,968	
Other	**–**		1,274		6,280	
Total revenue	**247,836**	**100.0%**	387,257	100.0%	363,871	100.0%
Cost of sales	**208,687**	**84.2%**	332,964	86.0%	309,656	85.1%
Gross profit	**39,149**	**15.8%**	54,293	14.0%	54,215	14.9%
Selling, general and administrative	**43,171**	**17.4%**	62,649	16.2%	66,335	18.2%
Impairment and other related charges	**750**	**0.3%**	6,064	1.6%	1,003	0.3%
Operating loss	**(4,772)**	**-1.9%**	(14,420)	-3.7%	(13,123)	-3.6%
Other income (expense):						
Interest expense	**(1,065)**	**-0.4%**	(1,495)	-0.4%	(1,935)	-0.5%
Other, net	**749**	**0.3%**	1,123	0.3%	440	0.1%
	(316)		(372)		(1,495)	
Loss before income taxes	**(5,088)**		(14,792)		(14,618)	
Income taxes (benefit)	**(518)**		5,716		(600)	
Loss before cumulative effect of a change in accounting principle	**(4,570)**		(20,508)		(14,018)	
Cumulative effect of a change in accounting principle	**–**		(14,162)		–	
Net loss	**$ (4,570)**	**-1.8%**	$ (34,670)	-9.0%	$ (14,018)	-3.9%

* *See Safe Harbor Statement on page 20.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

OPERATING DATA	2003		2002		2001	
Home manufacturing sales:						
Floor shipments	**12,411**		21,703		21,324	
Home shipments						
Single section	**873**	**13.1%**	2,235	18.7%	4,013	31.7%
Multi section	**5,769**	**86.9%**	9,734	81.3%	8,656	68.3%
Total shipments	**6,642**	**100.0%**	11,969	100.0%	12,669	100.0%
Shipments to company owned retail locations	**(140)**	**-2.1%**	(187)	-1.6%	(151)	-1.2%
Wholesale shipments to independent retailers	**6,502**	**97.9%**	11,782	98.4%	12,518	98.8%
Retail sales:						
Single section	**51**	**24.9%**	73	33.5%	75	37.5%
Multi section	**154**	**75.1%**	145	66.5%	125	62.5%
Total sales	**205**	**100.0%**	218	100.0%	200	100.0%
Cavalier produced homes sold	**179**	**87.3%**	188	86.2%	170	85.0%
Used homes sold	**26**	**12.7%**	30	13.8%	29	14.5%
Other operating data:						
Installment loan purchases	**$ 37,780**		$ 45,054		$ 34,578	
Capital expenditures	**$ 327**		$ 2,062		$ 3,496	
Home manufacturing facilities (operating)	**7**		8		14	
Independent exclusive dealer locations	**129**		220		237	
Company-owned retail locations	**3**		4		5	

2003 Compared to 2002

Revenue

Total revenue for 2003 was $247,836, decreasing $139,421, or 36.0%, from 2002 revenue of $387,257.

Home manufacturing net sales accounted for virtually the entire decrease, falling to $237,215. Home manufacturing net sales in 2002 were $375,385. Home shipments decreased 44.5%, with floor shipments decreasing by 42.8%. Cavalier attributes the decrease in sales and shipments to an intensely competitive marketplace, a lack of chattel (home only) financing for all homes, especially single wide homes in the industry, a loss of momentum in the consolidation of its sales force and the closing of seven home manufacturing facilities. Multi-section home shipments, as a percentage of total shipments, continued to increase from 81.3% of shipments in 2002 to 86.9% of shipments in 2003 in response to increasing consumer demand and more favorable terms and availability of financing for multi-section homes as compared to single-section homes which historically have been financed on a home-only (chattel) type of loan which in recent years has not performed as well as mortgage loans. The average price of homes sold increased $4,600 from $31,900 in 2002 to $36,500 in 2003. Actual shipments of homes for 2003 were 6,642 versus 11,969 in 2002. Of these shipments, 49% in 2003 and 55% in 2002 were to exclusive dealers.

Inventory of the Company's product at all retail locations, including company-owned retail sales centers, decreased 34% to approximately $100,000 at December 31, 2003 from $151,000 at year end 2002. At its peak in June 1999, dealer inventory approximated $314,000. This reduction in retail inventory is due to (1) a decrease in the number of retail locations carrying the Company's product from almost 1,100 at the end of 1999 to less than 600 at December 31, 2003 and (2) lower average levels of inventory carried on dealers' lots from 14 floors in 1999 to nine floors at December 31, 2003.

Revenue from the financial services segment decreased slightly for 2003 at $2,673 compared to $2,690 in 2002. For 2003, CIS Financial Services, Inc. ("CIS") purchased contracts of $37,780 and resold installment contracts totaling $35,953. In 2002, CIS purchased contracts of $45,054 and resold installment contracts totaling $38,313. CIS does not retain the servicing function and does not earn the interest income on these resold loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue from the retail segment was $7,948 for 2003 compared to $7,908 for 2002. In August 2003, the Company closed one under-performing retail location, bringing the number of company-owned stores to three at December 31, 2003.

Other revenue consists mainly of revenue from the Company's supply business, which in 2002 primarily sold its products outside the Company. Revenues from external customers decreased to $0 for 2003 compared to $1,274 during 2002 due to the scaled back operations of the supply company which was subsequently sold during the third quarter of 2002.

Gross Profit

Gross profit was $39,149 or 15.8% of total revenue, for 2003, versus $54,293 or 14.0% of total revenue in 2002. The $15,144 decrease in gross profit is primarily the result of the reduction in sales. The improved gross profit percentage is primarily due to an average sales price increase; however, the Company's gross margin has been negatively impacted by (1) escalating lumber prices, between May 2003 and 2004 to date, due to military demand in Iraq, weather-related factors, and strong new home sales, as well as to the plywood industry's maintenance of lean inventory to stem over-supply before these unforeseen events, (2) increases in steel and steel related items due to foreign demand, (3) rising costs of electrical supplies, namely copper wire, and (4) price increases in panels and gypsum related products.

Selling, General and Administrative

Selling, general and administrative expenses during 2003 were $43,171 or 17.4% of total revenue, versus $62,649 or 16.2% of total revenue in 2002 a decrease of $19,478, or 31.1%. The overall decrease includes a $5,701 reduction in advertising and promotion cost, including cost to support the exclusive dealer program, a decrease of $3,206 in employees benefits costs (primarily health insurance), including a benefit received in 2002 of $1,163 from the settlement of a 1998 insurance claim related to the Company's employee benefit plans, a $5,640 decrease in salaries, wages and incentive compensation, and a decrease in inventory repurchase charges of $2,527. With the exception of the reduction in inventory repurchase charges, the aforementioned reduction in selling, general and administrative expenses were primarily due to the elimination of costs at closed facilities, namely personnel related costs for approximately 1,100 terminated employees.

Impairment and Other Related Charges

During 2003, the Company recorded impairment and other related charges of $750 ($750 after tax or $0.04 per diluted share) related to the closing of a home manufacturing facility, the pending sale of another home manufacturing facility and the closing of an underperforming retail location. The charge included writedowns of $551 for property, plant and equipment and $199 for involuntary termination benefits which were recorded as incurred and paid. Impairment and other related charges totaling $6,064 ($5,253 after tax or $0.30 per diluted share) were recorded in 2002 in connection with the closing of six home manufacturing facilities. The charge included writedowns of $3,890 for property, plant and equipment, $22 for lease obligations and $2,152 for involuntary termination benefits for 989 employees.

Operating Loss

Operating loss for 2003 was $4,772, compared to an operating loss of $14,420 in 2002. Segment operating results were as follows. (1) Home manufacturing operating loss, before intercompany eliminations, was $1,124 in 2003 as compared to a loss of $8,061 in 2002. The reduction in operating loss is primarily due to the decrease in impairment and other related charges noted above. (2) Financial services operating income was $537 in 2003 as compared to a loss of $22 in 2002 due to an improved level of selling, general and administrative expenses related to cost reduction efforts. (3) The retail segment's operating loss decreased from $222 in 2002 to $41 in 2003 primarily due to higher gross margin and decreased selling, general and administrative expenses. (4) The other segment operating loss improved from $140 in 2002 to $0 in 2003 due mainly to the scaled back operations of a supply company which was subsequently sold during the third quarter of 2002. (5) General corporate operating expense, which is not identifiable to a specific segment, improved from $5,930 in 2002 to $4,439 in 2003 primarily due to a reduction in salaries expense.

Other Income (Expense)

Interest expense decreased $430 primarily due to lower interest rates on amounts outstanding under the Company's line of credit.

Other, net is comprised primarily of interest income (unrelated to financial services), equity earnings in investments accounted for on the equity basis of accounting and applicable allocation of minority interest. Other, net decreased $374 due primarily to lower interest income rates earned in 2003 on invested funds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loss before Income Taxes
The Company's 2003 pre-tax loss was $5,088, reflecting a 65.6% improvement over the pre-tax loss of $14,792 in 2002, due primarily to improvements in impairment and other related charges and selling, general and administrative expenses offset by lower sales as discussed above.

Income Taxes
In 2003, the Company recognized an income tax benefit of $518 primarily representing adjustments to prior years' tax provisions that became appropriate given the results of the recent Internal Revenue Service audit of the Company's federal income tax returns; however, the Company did not record any tax benefit for net operating losses in 2003 because management believed it was no longer appropriate to record income tax benefits on current losses in excess of anticipated refunds and certain carryforward items under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.* The Company recorded an income tax provision of $5,716 in 2002.

Net Loss
The Company's net loss for 2003 was $4,570 or $0.26 per diluted share, as compared to a net loss of $34,670 or $1.96 per diluted share in 2002.

2002 Compared to 2001

Revenue
Total revenue for 2002 was $387,257, increasing $23,386, or 6.4%, from 2001 revenue of $363,871.

Home manufacturing net sales in 2002 increased $27,850, or 8.0%, to $375,385. Home manufacturing net sales for 2001 were $347,535. Home shipments decreased 5.5%, with floor shipments increasing by 1.8%. Cavalier attributes the overall increase in sales and floor shipments primarily to its aggressive distribution and marketing strategies and its value based product offerings.* The Company's higher floor shipments for the year compared with a decline of 11.1% in industry floor shipments according to MHI, demonstrating market share gains for the Company over the past two years. Multi-section home shipments, as a percentage of total shipments, increased from 68.3% of shipments in 2001 to 81.3% of shipments in 2002 in response to increasing consumer demand for multi-section homes as compared to single section homes, caused in part by favorable changes in financing rates and terms available for multi-section homes, especially for land/home financing. The average price of homes sold increased $4,100 from $27,800 in 2001 to $31,900 in 2002. Actual shipments of homes for 2002 were 11,969 versus 12,669 in 2001. Of these shipments, 55% in 2002 and 51% in 2001 were to exclusive dealers.

Although home manufacturing revenue increased, the Company's inventory at all retail locations, including company-owned retail sales centers, declined 12% to approximately $151,000 at December 31, 2002 from $171,000 at year end 2001. At its peak in June 1999, dealer inventory approximated $314,000. This reduction in retail inventory is due to a decrease in the number of retail locations carrying the Company's product and lower average levels of inventory carried on dealers' lots.

Revenue from the financial services segment decreased 12.9% to $2,690 for 2002 compared to $3,088 in 2001 primarily due to a reduction in the rate earned on resold loans due to competitive industry conditions and due to reduced interest income on loans held in its portfolio as a result of loans sold from the portfolio in the fourth quarter of 2001. For 2002, CIS purchased contracts of $45,580 and resold installment contracts totaling $38,313. In 2001, CIS purchased contracts of $35,768 and resold installment contracts totaling $36,325. CIS does not retain the servicing function and does not earn the interest income on these resold loans.

Revenue from the retail segment was $7,908 for 2002 compared to $6,968 for 2001. During the fourth quarter of 2002, the Company closed one under-performing retail location, bringing the number of company-owned stores to four at December 31, 2002.

Other revenue consists mainly of revenue from the Company's supply businesses, which primarily sell their products outside the Company. Revenues from external customers decreased 79.7% to $1,274 for 2002 compared to $6,280 during 2001. The decrease is primarily due to the scaled back operations of a supply company which was subsequently sold during the third quarter of 2002.

* *See Safe Harbor Statement on page 20.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit

Gross profit was $54,293 or 14.0% of total revenue, for 2002, versus $54,215 or 14.9% of total revenue in 2001.

Selling, General and Administrative

Selling, general and administrative expenses during 2002 were $62,649 or 16.2% of total revenue, versus $66,335 or 18.2% of total revenue in 2001 a decrease of $3,686, or 5.6%. The overall decrease includes a $4,130 reduction in advertising and promotion cost, including cost to support the exclusive dealer program, a benefit of $1,163 from the settlement of a 1998 insurance claim related to the Company's employee benefit plans, and a $978 decrease in goodwill amortization expense (See Cumulative Effect of Change in Accounting Principle discussed below), offset by a $499 increase in inventory repurchase charges and a $1,626 increase in employee benefits cost (primarily health insurance).

Impairment and Other Related Charges

During 2002, the Company recorded impairment and other related charges of $6,064 ($5,253 after tax or $0.30 per diluted share) related to the closing of six home manufacturing plants. The charge included writedowns of $3,890 for property, plant and equipment, $22 for lease obligations and $2,152 for involuntary termination benefits for 989 employees. Impairment and other related charges totaling $1,003 ($1,003 after tax or $0.06 per diluted share) were recorded in 2001 in connection with the closing of a home manufacturing facility. The charge included writedowns of $332 for property, plant and equipment, $84 for lease obligations and $587 for involuntary termination benefits for 93 employees.

Operating Loss

Operating loss for 2002 was $14,420, compared to an operating loss of $13,123 in 2001. Segment operating results were as follows: (1) Home manufacturing operating loss, before intercompany eliminations, was $8,061 in 2002 as compared to a loss of $4,934 in 2001. The increased operating loss is primarily due to the increase in impairment and other related charges noted above. (2) Financial services operating loss was $22 in 2002 as compared to operating profit of $211 in 2001. The increased operating loss is primarily due to the decline in revenue as described above. (3) The retail segment's operating loss increased from $31 in 2001 to $222 in 2002 primarily due to lower gross margin and increased selling, general and administrative expenses. (4) The other segment operating loss improved from $733 in 2001 to $140 in 2002 due mainly to the scaled back operations of a supply company which was subsequently sold during the third quarter of 2002. (5) General corporate operating expense, which is not identifiable to a specific segment, improved from $7,572 in 2001 to $5,930 in 2002 primarily due to the insurance settlement proceeds of $1,163 and some reduction in legal and professional fees.

Other Income (Expense)

Interest expense decreased $440 primarily due to lower interest rates on amounts outstanding under the Company's line of credit.

Other, net is comprised primarily of interest income (unrelated to financial services), equity earnings in investments accounted for on the equity basis of accounting and applicable allocation of minority interest. Other, net increased $683 due to $915 higher income from supply-related equity partnerships and $297 lower minority interest allocation which was offset somewhat by $529 lower interest income on invested funds.

Loss before Income Taxes

The Company's 2002 pre-tax loss was $14,792, reflecting a 1.2% improvement over the pre-tax loss of $14,618 in 2001. In 2002, the Company recorded charges of $6,064 for impairment and other related charges and a $1,163 benefit from the settlement of an insurance claim. In 2001, the Company recorded charges of $1,003 for impairment and other related charges and goodwill amortization of $978. No goodwill amortization has been recorded in 2002.

Income Taxes

Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed which enabled the Company to carryback net operating losses five years instead of two years as under the previous law. Due to the change in law, the Company received a refund of $4,634 in April of 2002, and received an additional refund of approximately $6,400 in March, 2003. Both refunds have been reflected in the current income tax provision and benefit related to the change in accounting principle for the year ended December 31, 2002. During 2002, net deferred tax assets decreased by $15,862, $4,190 due to normal operating activities and $11,672 due to recognition of a valuation allowance against the remaining net deferred tax assets. The valuation allowance increased to $18,555 in accordance with the requirements of SFAS No. 109. Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of FAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Cumulative Effect of Change in Accounting Principle

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets.* This statement is effective for financial statements issued for years beginning after December 15, 2001. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. This charge was recorded in the first quarter of 2002, and the entire amount of the goodwill was associated with the Company's home manufacturing unit.

Net Loss

The Company's net loss for 2002, after impairment and other related charges, cumulative effect of a change in accounting principle and income tax items was $34,670 or $1.96 per diluted share, as compared to a net loss of $14,018 or $0.80 per diluted share in 2001.

LIQUIDITY AND CAPITAL RESOURCES

	Balances as of December 31,		
(dollars in thousands)	**2003**	2002	2001
Cash, cash equivalents & certificates of deposit	**$ 32,393**	$ 34,939	$ 43,256
Working capital	**$ 7,813**	$ 12,346	$ 18,183
Current ratio	**1.2 to 1**	1.2 to 1	1.3 to 1
Long-term debt	**$ 13,089**	$ 22,643	$ 23,999
Ratio of long-term debt to equity	**1 to 3**	1 to 2	1 to 3
Installment loan portfolio	**$ 10,114**	$ 10,977	$ 4,991

Operating activities during 2003 used net cash of $3,011. Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed which enabled companies to carry back net operating losses five years instead of two years as under the previous law. Due to the change in law, the Company received a refund of $4,634 in 2002 and $6,425 in 2003.

The Company's capital expenditures were $327 for 2003, as compared to $2,062 for 2002. Capital expenditures during these periods included normal property, plant and equipment additions and replacements. The Company received proceeds from the sales of property, plant and equipment of $6,294 for 2003, as compared to $1,059 for 2002.

In May 2002, the Company paid $1,250 to purchase additional partnership interest in an equity investee. The partnership is now wholly-owned by the Company and continues to be included in the consolidated financial statements.

The decrease in long-term debt was due to scheduled principal payments and a $6,000 pay-down on the revolving line of credit and real estate term loan.

On August 6, 2003, the Company amended its credit facility (the "Credit Facility") with its primary bank, whose president is a director of the Company. The new Credit Facility is comprised of a revolving line of credit which provides for borrowings (including letters of credit) up to $25,000 and a real estate term loan (14 year) component of $10,000 which are cross-secured and cross-defaulted. The Company used the long-term portion of the new facility, together with $2,000 cash to repay the outstanding amount on the revolving line of credit. The maturity date for the revolving line of credit remains unchanged at April

2005. The amount available under the revolving line of credit, up to $25,000, is equal to the lesser of an amount based on defined percentages of accounts and notes receivable and inventories or certain levels of tangible net worth plus all treasury stock purchases after December 31, 2002, as noted in the following table.

Tangible Net Worth ("TNW")	Credit Facility Available
Above $50,000	30% of TNW
$50,000 - $38,000	$15,000
$38,000 - $23,000	$15,000 to zero (dollar for dollar reduction)

At December 31, 2003, $9,181 was available under the revolving line of credit of which no amount was outstanding. At December 31, 2002, $15,000 was outstanding under the prior revolving line of credit.

The applicable interest rates under the revolving line of credit are based on certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Interest Rate
Above $77,000	Prime less 0.50%
$77,000 - $65,000	Prime
$65,000 - $58,000	Prime plus 0.25%
$58,000 - $38,000	Prime plus 1.00%
Below $38,000	Prime plus 2.00%

The real estate term loan agreement contained in the Credit Facility provides for borrowings of $10,000, of which $8,895 was outstanding at December 31, 2003. Interest on term notes is fixed for a period of five years from issuance at 6.5% and may be adjusted at 5 and 10 years. Amounts outstanding under the real estate term loan are collateralized by certain plant facilities and equipment.

The Credit Facility contains certain restrictive and financial covenants which, among other things, limit the Company's ability without the lender's consent to (i) make dividend payments and purchases of treasury stock in an aggregate amount which exceeds 50% of consolidated net income for the two most recent years, (ii) mortgage or pledge assets which exceed, in the aggregate, $1,000, (iii) incur additional indebtedness, including lease obligations, which exceed in the aggregate $1,000, excluding floor plan notes payable which cannot exceed $3,000 and (iv) make annual capital expenditures in excess of $1,000. In addition, the Credit Facility contains certain financial covenants requiring the Company to maintain on a consolidated basis certain defined levels of debt to tangible net worth ratio (not to exceed 2.5 to 1) and cash flow to debt service ratio of not less than 1.25 to 1 commencing with the nine months ending December 31, 2003 (1.5 to 1 and 1.75 to 1 for the years ending December 31, 2004 and 2005), and to maintain a current ratio, as defined, of at least 1.0 to 1 and consolidated tangible net worth of at least $23,000. The Credit Facility also requires CIS to comply with certain specified restrictions and financial covenants. At December 31, 2003, the Company was in compliance with its debt covenants.

Since its inception, CIS has been restricted in the amount of loans it could purchase based on underwriting standards, as well as the availability of working capital and funds borrowed under the Company's credit line with its primary lender. From time to time, the Company evaluates the potential to sell all or a portion of its remaining installment loan portfolio, in addition to the periodic sale of installment contracts purchased by CIS in the future. * CIS is currently re-selling loans to other lenders under various retail finance contracts. The Company believes the periodic sale of installment contracts under these retail finance agreements will reduce requirements for both working capital and borrowings, increase the Company's liquidity, reduce the Company's exposure to interest rate fluctuations and enhance the ability of CIS to increase its volume of loan purchases. * There can be no assurance, however, that additional sales will be made under these agreements, or that CIS and the Company will be able to realize the expected benefits from such agreements. *

* *See Safe Harbor Statement on page 20.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company currently believes existing cash and funds available under the Credit Facility, together with cash provided by operations, will be adequate to fund the Company's operations and plans for the next twelve months.* However, there can be no assurances to this effect. If it is not, or if the Company is unable to remain in compliance with its covenants under its Credit Facility, the Company would seek to maintain or enhance its liquidity position and capital resources through modifications to or waivers under the Credit Facility, incurrence of additional short or long-term indebtedness or other forms of financing, asset sales, restructuring of debt, and/or the sale of equity or debt securities in public or private transactions, the availability and terms of which will depend on various factors and market and other conditions, some of which are beyond the control of the Company. *

Projected cash to be provided by operations in the coming year is largely dependent on sales volume. The Company's manufactured homes are sold mainly through independent dealers who generally rely on third-party lenders to provide floor plan financing for homes purchased. In addition, third-party lenders generally provide consumer financing for manufactured home purchases. The Company's sales depend in large part on the availability and cost of financing for manufactured home purchasers and dealers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions' lending practices, the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. Throughout the past five years the industry has been impacted significantly by reduced financing available at both the wholesale and retail levels, with several lenders exiting the marketplace or limiting their participation in the industry, coupled with more restrictive credit standards and increased home repossessions which re-enter home distribution channels and limit wholesale shipments of new homes. However, during 2003 and to-date in 2004, there are indications that lenders are beginning to enter or re-enter the market which may provide liquidity to support a potential rebound in industry sales. Unfavorable changes in these factors and terms of financing in the industry may have a material adverse effect on Cavalier's results of operations or financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company's material off-balance sheet arrangements consist of repurchase obligations, guarantees and letters of credit. Each of these arrangements is discussed below under Contractual Obligations and Commitments.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS (DOLLARS IN THOUSANDS)

The following table summarizes contractual obligations of the Company at December 31, 2003. For additional information related to these obligations, see Note 5 to the Consolidated Financial Statements. This table excludes long-term obligations for which there is no definite commitment period.

	Payments Due by Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Industrial development revenue bond issues	$ 7,641	$ 1,541	$ 2,435	$ 2,210	$1,455
Real estate term loan	8,895	1,906	742	845	5,402
Total contractual cash obligations	$ 16,536	$ 3,447	$ 3,177	$ 3,055	$ 6,857

* *See Safe Harbor Statement on page 20.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes contingent commitments of the Company at December 31, 2003, including contingent repurchase obligations, guarantees of debt for equity method investees and letters of credit. For additional information related to these contingent obligations, see Note 10 to the Consolidated Financial Statements and Critical Accounting Policies below. Contingent insurance plans' retrospective premium adjustments are excluded from this table as there is no definite expiration period (see Critical Accounting Policies below).

	Amount of Commitment Expiration per Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Repurchase obligations [1]	$ 81,000	$ 14,000	$ 67,000	$ –	$ –
Guarantees [2]	1,267	201	379	304	383
Letters of credit [3]	5,819	5,819	–	–	–
Total commitments	$ 88,086	$ 20,020	$ 67,379	$ 304	$ 383

[1] *For a complete description of the contingent repurchase obligation, see Critical Accounting Policies - Reserve for Repurchase Commitments. Although the commitments outstanding at December 31, 2003 have a finite life, these commitments are continually replaced as the Company continues to sell its manufactured homes to dealers under repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. The cost, net of recoveries, of these contingent repurchase obligations to the Company was $(181) (2003), $2,347 (2002), and $1,848 (2001).*

[2] *The Company and certain of its equity partners have guaranteed certain debt for two companies in which the Company owns a one-third interest. The guarantees are limited to 40% of the outstanding debt. At December 31, 2003, $3,167 was outstanding under the guarantees, of which the Company had guaranteed $1,267. One of the companies has a lease purchase agreement with a third party to sell a facility financed by debt that the Company has guaranteed.*

[3] *The Company has provided letters of credit to providers of certain of its insurance policies. While the current letters of credit have a finite life, they are subject to renewal at different amounts based on the requirements of the insurance carriers. The outstanding letters of credit reduce amounts available under the Company's Credit Facility. The Company has recorded insurance expense based on anticipated losses related to these policies.*

CRITICAL ACCOUNTING POLICIES

Cavalier follows certain significant accounting policies when preparing our consolidated financial statements as summarized in Note 1 to the Consolidated Financial Statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. We evaluate these estimates and assumptions on an ongoing basis and use historical experience factors, current economic conditions and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying the accounting treatment with respect to commitments and contingencies. Actual results could differ from these estimates under different assumptions or conditions. The following is a list of the accounting policies that we believe are most important to the portrayal of our financial condition and results of operations that require our most difficult, complex or subjective judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Product Warranties

Cavalier provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. We record a liability for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors and current industry trends. Factors we use in the estimation of the warranty liability include historical sales amounts and warranty costs related to homes sold and any outstanding service work orders. We have a reserve for estimated warranties of $13,475 (2003) and $15,000 (2002). Although we maintain reserves for such claims, based on our assessments as described above, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims or per claim costs exceeding our current warranty expense levels could have a material adverse effect on Cavalier's results of operations. *

* *See Safe Harbor Statement on page 20.*

Insurance

Cavalier's workers' compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability (prior to April 1, 2001) insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, we incur insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. We were contingently liable at December 31, 2003 for future retrospective premium adjustments up to a maximum of approximately $19,057 in the event that additional losses are reported related to prior years. We recorded an estimated liability of approximately $5,324 (2003) and $4,535 (2002) related to these contingent claims. Claims exceeding our current expense levels could have a material adverse effect on Cavalier's results of operations. *

Reserve for Repurchase Commitments

Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. Substantially all of Cavalier's sales are made to dealers located primarily in the South Central and South Atlantic regions of the United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our new products from the lending institutions in the event such product is repossessed upon a dealer's default. The risk of loss under repurchase agreements is lessened by the fact that (1) sales of our manufactured homes are spread over a relatively large number of independent dealers, the largest of which accounted for approximately 2.4% of sales in 2003; (2) the price that Cavalier is obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 to 24 months) and (3) Cavalier historically has been able to resell homes repurchased from lenders. Cavalier reviews the aging of retail dealers' inventory to estimate the amount of inventory subject to repurchase obligation. Additionally, we review repurchase notifications received from floor plan sources and review our dealer inventory for expected repurchase notifications based on various communications from the lenders and the dealers as well as for dealers who, we believe, are experiencing financial difficulty. We apply a historical loss factor to the inventory estimated to be repurchased. The maximum amount for which we are contingently liable under such agreements approximated $81,000 at December 31, 2003. Changes in the level of retail inventories in the manufactured housing industry, either up or down, can have a significant impact on the Company's operating results. For example, due to the rapid expansion of the retail distribution network in the manufactured housing industry that occurred in much of the 1990s, there is currently an imbalance between industry retail inventories and consumer demand for manufactured homes. The deterioration in the availability of retail financing, along with significant competition from repossessed homes, has already extended the inventory adjustment period beyond what was originally expected. If these trends were to continue, or if retail demand were to significantly weaken further, the inventory overhang could result in even greater intense price competition, cause further pressure on profit margins within the industry, and have a material adverse effect on Cavalier.* The Company's inventory at all retail locations, including Company-owned retail sales centers, declined 12% in 2002 from 2001 and another 34% in 2003 from levels at the end of 2002. Cavalier believes that inventories of its homes are approaching levels which are more consistent with retail demand, due in part to the Company's emphasis on working with its dealers to reduce retail inventories, although we cannot provide investors assurances to this effect. * In spite of these efforts, significant unfavorable developments or further deterioration within the industry would undoubtedly have an adverse impact on Company operating results. We have a reserve for repurchase commitments of $3,070 (2003) and $4,000 (2002).

Impairment of Long-Lived Assets

Since the latter part of 1999, Cavalier and the manufactured housing industry have experienced a downturn in business as discussed above. Due to deteriorating market conditions, during this time, we have idled, closed or sold 16 manufactured housing facilities, a portion of our insurance and premium finance business, a portion of our supply operations and 13 under-performing retail locations. We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

 * *See Safe Harbor Statement on page 20.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* This statement is effective for financial statements issued for years beginning after December 15, 2001. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. The entire amount of the goodwill was associated with the Company's home manufacturing unit.

The Company and the manufactured housing industry have been impacted by inventory oversupply at the retail level, an increase in dealer failures, a reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. All of these factors have caused the Company to suffer significant losses since the last half of 1999. The fair value of the home manufacturing unit was determined by a third party valuation specialist, using projections provided by Company management as well as industry and other market data. The fair value of the home manufacturing unit was lower than the carrying value which required allocation of the fair value to the assets and liabilities of the unit. In this allocation process, various independent parties were used to appraise certain of the Company's manufacturing fixed assets. Additionally, Company management estimated fair value of other assets and liabilities based on assumptions believed to be appropriate to the valuation process. As a result of this fair value allocation process, the Company's goodwill was considered impaired and an adjustment was made during the first quarter of 2002.

Deferred Tax Asset
The Company has a full valuation allowance against net deferred income tax assets of $20,523 and $18,555 in accordance with the requirements of SFAS No. 109 for the years ended December 31, 2003 and 2002, respectively. Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of SFAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Related Party Transactions
The Company purchased raw materials of approximately $14,580 and $17,231 from WoodPerfect of Alabama, LLC and MSR Forest Products, LLC during 2003 and 2002, respectively. The Company owns a minority interest in WoodPerfect of Alabama, LLC which in turn owns a minority interest in MSR Forest Products. The Company also owns directly a minority interest in MSR Forest Products. During 2001, the Company purchased raw materials of approximately $15,648 from WoodPerfect of Alabama, LLC, MSR Forest Products, and Sunrise Decor. Mr. Johnny Allison, a director of the Company, was also a stockholder of Sunrise Decor.

The Company has a $25,000 revolving line of credit and a $10,000 real estate term-loan agreement (the "Credit Facility") with its primary bank, First Commercial Bank, whose president, Mr. Thomas A. Broughton, III, is a director of the Company, of which $8,895 was outstanding under the real estate term-loan component of the Credit Facility at December 31, 2003. The Company made payments to its lender in the amount of $698 (2003), $936 (2002), and $1,251 (2001) for interest, commitment, letter of credit and various bond related fees. See footnote 5 to the Consolidated Financial Statements for additional information regarding the Credit Facility.

One of the Company's manufacturing facilities was leased under a separate operating lease agreement with a company partially owned by Mr. John W Lowe, a director of the Company. The related lease contained a purchase option that was exercised in 2001 for $1,125 using proceeds from an industrial development bond issue. The Company paid rents to related parties of $0 (2003), $0 (2002), and $36 (2001).

The Company recorded net income (loss) of investees accounted for by the equity method of $369, $384, and $(485) for the years ended December 31, 2003, 2002, and 2001, respectively. Additionally, the Company and certain of its equity partners have guaranteed certain debt for two companies in which the Company owns a one-third interest. For additional information related to these guarantees, see footnote (2) under Contractual Obligations and Commitments above.

The Company used the services of a law firm, Lowe, Mobley & Lowe, a partner of which, Mr. John W Lowe, is also a director of the Company. The Company paid legal fees to this firm of $378 (2003), $191 (2002), and $176 (2001). In addition, the law firm received, from the proceeds of the settlement of a Company insurance claim, an indirect legal fee payment of $562 in 2002.

IMPACT OF INFLATION

The Company generally has been able to increase its selling prices to offset increased costs, including the costs of raw materials. Sudden increases in costs as well as price competition, however, can affect the ability of the Company to increase its selling prices. The Company believes that the relatively moderate rate of inflation over the past several years has not had a significant impact on its sales or profitability, but can give no assurance that this trend will continue in the future.*

IMPACT OF ACCOUNTING STATEMENTS

In June 2001, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which was effective for any exit or disposal activities initiated after December 31, 2002 (See Note 2). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time a company commits to an exit plan. SFAS No. 146 also establishes that the liability initially should be measured and recorded at fair value.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* FIN 45 requires disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's consolidated financial statements. The disclosure requirements of FIN 45 were effective for financial statements or interim and annual periods ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. These disclosure modifications are included in the notes to our consolidated financial statements. In April 2003, the FASB determined that stock-based compensation should be recognized as a cost in the financial statements and that such cost be measured according to the fair value of the stock options. The FASB has not yet determined the methodology for calculating fair value and plans to issue an accounting standard that may become effective in 2005. The Company will continue to monitor communications on this subject from the FASB in order to determine the impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46). FIN 46 requires certain variable interest entities (also formerly referred to as special purpose entities) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities--an interpretation of ARB 51 (revised December 2003)* ("FIN 46R"), which includes significant amendments to previously issued FIN 46. Among other provisions, FIN 46R includes revised transition dates for public entities. Adoption of FIN 46R is required for financial statements issued after March 15, 2004. The adoption of this interpretation is not expected to have a material effect on the Company's consolidated financial statements.

* *See Safe Harbor Statement on page 20.*

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. The Company is exposed to interest rate risk inherent in its financial instruments, but is not currently subject to foreign currency or commodity price risk. The Company manages its exposure to these market risks through its regular operating and financing activities.

The Company was exposed to market risk related to investments held in a non-qualified trust used to fund benefits under its deferred compensation plan. As part of the Company's cost reduction strategy, the Board of Directors voted to terminate this plan as of December 31, 2002, thereby eliminating the Company's exposure to market risk under this plan. Benefits of $3,110 were paid during the first quarter of 2003.

The Company purchases retail installment contracts from its dealers, at fixed interest rates, in the ordinary course of business, and periodically resells a majority of these loans to financial institutions under the terms of retail finance agreements. The periodic resale of installment contracts reduces the Company's exposure to interest rate fluctuations, as the majority of contracts are held for a short period of time. The Company's portfolio consists of fixed rate contracts with interest rates generally ranging from 8.0% to 15.0% and an average original term of 267 months at December 31, 2003. The Company estimated the fair value of its installment contracts receivable at $10,338, using discounted cash flows and interest rates offered by CIS on similar contracts at December 31, 2003.

The Company has two industrial development revenue bond issues and a revolving line of credit (of which no amounts were outstanding at December 31, 2003) that are exposed to interest rate changes. Since these borrowings are floating rate debt, an increase in short-term interest rates would adversely affect interest expense. Additionally, Cavalier has five industrial development revenue bond issues at fixed interest rates. The Company estimated the fair value of its debt instruments at $16,958 using rates at which the Company believes it could have obtained similar borrowings at that time. *

	Assumed Annual Principal Cash Flows							
(dollars in thousands)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
Installment loan portfolio (weighted average interest rate - 11.14%)	$ 2,238 [a]	$ 91	$ 102	$ 114	$ 127	$ 7,442	$ 10,114	$ 10,338

	Expected Principal Maturity Dates							
(dollars in thousands)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
Notes payable and long-term debt (weighted average interest rate - 5.56%)	$ 3,447	$ 1,549	$ 1,628	$ 1,709	$ 1,346	$ 6,857	$ 16,536	$ 16,958

[a] *The Company has recorded an allowance for credit losses of $1,030, primarily based upon management's assessment of historical experience factors and current economic conditions.*

** See Safe Harbor Statement on page 20.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Our disclosure and analysis in this Annual Report on Form 10-K contain some forward-looking statements. Forward looking statements give our current expectations or forecasts of future events, including statements regarding trends in the industry and the business, financing and other strategies of Cavalier. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They generally are designated with an asterisk (*) and use words such as "estimates," "projects," "intends," "believes," "anticipates," "expects," "plans," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. These forward-looking statements include statements involving known and unknown assumptions, risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ from any future results, performance, or achievements expressed or implied by such forward-looking statements or words. In particular, such assumptions, risks, uncertainties and factors include those associated with the following:

- the cyclical and seasonal nature of the manufactured housing industry and the economy generally;
- the severe and continuing downturn in the manufactured housing industry;
- limitations in Cavalier's ability to pursue its business strategy;
- changes in demographic trends, consumer preferences and Cavalier's business strategy;
- changes and volatility in interest rates and the availability of capital;
- changes in the availability of retail (consumer) financing;
- changes in the availability of wholesale (dealer) financing;
- changes in level of industry retail inventories;
- the ability to attract and retain quality independent dealers, executive officers and other key personnel;
- competition;
- contingent repurchase and guaranty obligations;
- uncertainties regarding Cavalier's retail financing activities;
- the potential unavailability and price increases for raw materials;
- the potential unavailability of manufactured housing sites;
- regulatory constraints;
- the potential for additional warranty claims; litigation;
- the potential volatility in our stock price;
- the cost of compliance with recently enacted regulatory requirements such as Sarbanes-Oxley Section 404;
- currency fluctuations, exchange controls, market disruptions and other effects resulting from the terrorist attacks on September 11, 2001 and actions, including armed conflict by the United States and other governments, in reaction thereto; and
- the United States continuing involvement in hostilities and armed conflict in Iraq.

Any or all of our forward-looking statements in this report, in the 2003 Annual Report to Stockholders and in any other public statements we make may turn out to be wrong. These statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors listed above will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases. Also note that, under the heading "Risk Factors," we have provided a discussion of factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed could also adversely affect Cavalier. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets

(Dollars in thousands except per share amounts)

December 31,	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 32,393	$ 34,939
Accounts receivable, less allowance for losses of $102 (2003) and $145 (2002)	1,939	3,353
Notes and installment contracts receivable - current	2,238	6,102
Inventories	10,964	18,287
Deferred income taxes	693	1,083
Income tax receivable	–	5,738
Other	2,879	3,118
Total current assets	51,106	72,620
PROPERTY, PLANT AND EQUIPMENT:		
Land	5,382	6,014
Buildings and improvements	37,702	46,693
Machinery and equipment	31,213	40,624
	74,297	93,331
Less accumulated depreciation and amortization	37,105	42,974
Total property, plant and equipment, net	37,192	50,357
INSTALLMENT CONTRACTS RECEIVABLE, less allowance for credit losses of $1,030 (2003) and $859 (2002)	6,846	4,058
OTHER ASSETS	3,389	3,036
TOTAL	$ 98,533	$ 130,071
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 3,447	$ 1,347
Accounts payable	3,844	7,060
Amounts payable under dealer incentive programs	5,828	10,840
Accrued compensation and related withholdings	2,664	8,398
Accrued insurance	6,385	6,961
Estimated warranties	13,475	15,000
Reserve for repurchase commitments	3,070	4,000
Other	4,580	6,668
Total current liabilities	43,293	60,274
DEFERRED INCOME TAXES	693	1,083
LONG-TERM DEBT	13,089	22,643
OTHER LONG-TERM LIABILITIES	471	535
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
STOCKHOLDERS' EQUITY:		
Series A Junior Participating Preferred Stock, $0.01 par value; 200,000 shares authorized, none issued	–	–
Preferred Stock, $0.01 par value; 300,000 shares authorized, none issued	–	–
Common stock, $0.10 par value; 50,000,000 shares authorized, 18,692,944 (2003) and 18,682,944 (2002) shares issued	1,869	1,868
Additional paid-in capital	55,952	55,932
Accumulated deficit	(12,733)	(8,163)
Treasury stock, at cost; 1,017,300 (2003 and 2002) shares	(4,101)	(4,101)
Total stockholders' equity	40,987	45,536
TOTAL	$ 98,533	$ 130,071

See notes to consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands except per share amounts)

For the Years Ended December 31,	**2003**	2002	2001
REVENUE	**$ 247,836**	$ 387,257	$ 363,871
COST OF SALES	**208,687**	332,964	309,656
SELLING, GENERAL AND ADMINISTRATIVE	**43,171**	62,649	66,335
IMPAIRMENT AND OTHER RELATED CHARGES	**750**	6,064	1,003
	252,608	401,677	376,994
OPERATING LOSS	**(4,772)**	(14,420)	(13,123)
OTHER INCOME (EXPENSE):			
Interest expense	**(1,065)**	(1,495)	(1,935)
Other, net	**749**	1,123	440
	(316)	(372)	(1,495)
LOSS BEFORE INCOME TAXES	**(5,088)**	(14,792)	(14,618)
INCOME TAX PROVISION (BENEFIT)	**(518)**	5,716	(600)
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**(4,570)**	(20,508)	(14,018)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX BENEFIT OF $1,306	**–**	(14,162)	–
NET LOSS	**$ (4,570)**	$ (34,670)	$ (14,018)
BASIC AND DILUTED LOSS PER SHARE:			
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**$ (0.26)**	$ (1.16)	$ (0.80)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**–**	(0.80)	–
NET LOSS	**$ (0.26)**	$ (1.96)	$ (0.80)
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC	**17,666,192**	17,664,901	17,580,499
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED	**17,666,192**	17,664,901	17,580,499

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands except per share amounts)

For the Years Ended December 31, 2003, 2002 and 2001	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
BALANCE, JANUARY 1, 2001	$ 1,850	$ 55,436	$ 40,525	$ (3,493)	$ 94,318
Stock options exercised	-	1	-	-	1
Sale of common stock under Employee Stock Purchase Plan	18	120	-	-	138
Accrued compensation	-	361	-	-	361
Purchase of treasury stock (312,200 shares)	-	-	-	(608)	(608)
Net loss	-	-	(14,018)	-	(14,018)
BALANCE, DECEMBER 31, 2001	1,868	55,918	26,507	(4,101)	80,192
Stock options exercised	-	8	-	-	8
Income tax benefit attributable to exercise of stock options	-	6	-	-	6
Net loss	-	-	(34,670)	-	(34,670)
BALANCE, DECEMBER 31, 2002	1,868	55,932	(8,163)	(4,101)	45,536
Stock options exercised	**1**	**13**	-	-	**14**
Income tax benefit attributable to exercise of stock options	-	7	-	-	7
Net loss	-	-	**(4,570)**	-	**(4,570)**
BALANCE, DECEMBER 31, 2003	**$ 1,869**	**$ 55,952**	**$ (12,733)**	**$ (4,101)**	**$ 40,987**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

For the Years Ended December 31,	**2003**	2002	2001
OPERATING ACTIVITIES:			
Net loss	**$ (4,570)**	$ (34,670)	$ (14,018)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle, net of tax	**–**	14,162	-
Depreciation	**4,588**	6,286	8,174
Provision for credit and accounts receivable losses	**173**	2,749	2,650
Gain on sale of installment contracts	**(1,115)**	(1,391)	(1,640)
Gain (loss) on sale of property, plant and equipment	**(51)**	162	(355)
Impairment and other related charges	**750**	6,064	1,003
Deferred income taxes	**–**	15,862	505
Other, net	**(461)**	(1,751)	714
Changes in assets and liabilities:			
Accounts receivable	**1,414**	3,895	(3,885)
Inventories	**7,323**	2,385	718
Income taxes	**5,356**	(4,838)	14,152
Accounts payable	**(3,216)**	(999)	(117)
Other assets and liabilities	**(13,202)**	(9,443)	211
Net cash provided by (used in) operating activities	**(3,011)**	(1,527)	8,112
INVESTING ACTIVITIES:			
Proceeds from disposition of property, plant and equipment	**6,294**	1,059	1,111
Capital expenditures	**(327)**	(2,062)	(3,496)
Originations of notes and installment contracts	**(37,783)**	(45,243)	(35,459)
Proceeds from sale of installment contracts	**37,068**	39,704	37,965
Principal collected on notes and installment contracts	**2,826**	1,331	928
Other investing activities	**(173)**	2,013	42
Net cash provided by (used in) investing activities	**7,905**	(3,198)	1,091
FINANCING ACTIVITIES:			
Net payments on notes payable	**–**	(2,297)	(957)
Payments on long-term debt	**(17,454)**	(1,303)	(1,165)
Proceeds from long-term borrowings	**10,000**	–	1,250
Proceeds from exercise of stock options	**14**	8	1
Net proceeds from sales of common stock	**–**	–	138
Purchase of treasury stock	**–**	–	(608)
Net cash used in financing activities	**(7,440)**	(3,592)	(1,341)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,546)**	(8,317)	7,862
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**34,939**	43,256	35,394
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 32,393**	$ 34,939	$ 43,256

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars in thousands except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Cavalier Homes, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). The Company's minority ownership interests in various joint ventures are accounted for using the equity method and are included in other assets in the accompanying consolidated balance sheets. Intercompany transactions have been eliminated in consolidation. See Note 11 for information related to the Company's business segments.

Nature of Operations - The Company designs and produces manufactured homes which are sold to a network of dealers located primarily in the South Central and South Atlantic regions of the United States. In addition, through its financial services segment, the Company offers retail installment sale financing and related insurance products primarily for manufactured homes sold through the Company's dealer network. The Company's retail segment operates retail sales locations which offer the Company's homes, financing, and insurance products to retail customers.

Accounting Estimates - The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying value of the Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term nature of these instruments. Additional information concerning the fair value of other financial instruments is disclosed in Notes 3 and 5.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Work-in-process and finished goods inventories include an allocation for labor and overhead costs.

Property, Plant and Equipment - Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the related assets primarily using the straight-line method. Maintenance and repairs are expensed as incurred. In 2001, the Company paid $1,125 to exercise a purchase option on a previously leased facility to a company partially owned by a director of the Company.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and through December 31, 2001, was being amortized over the expected periods to be benefited, 15 to 25 years, using the straight-line method. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* Under this pronouncement, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed at least annually for impairment. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, in the first quarter of 2002, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. The entire amount of goodwill was associated with the Company's home manufacturing unit.

The Company and the manufactured housing industry have been impacted by inventory oversupply at the retail level, an increase in dealer failures, a reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. All of these factors have caused the Company to suffer significant losses since the last half of 1999. The fair value of the home manufacturing unit was determined by a third-party valuation specialist, using projections provided by Company management as well as industry and other market data. The fair value of the home manufacturing unit was lower than the carrying value, which required allocation of the fair value to the assets and liabilities of the unit. In this allocation process, various independent parties were used to appraise certain of the Company's manufacturing fixed assets. Additionally, Company management estimated fair value of other assets and liabilities based on assumptions believed to be appropriate to the valuation process. As a result of this fair value allocation process, the Company's goodwill was considered impaired and an adjustment was recorded as described above.

The following represents adjusted information as if goodwill had not been amortized under this new statement.

	2003	2002	2001
As adjusted information (SFAS No. 142):			
Loss before cumulative effect of change in accounting principal	**$ (4,570)**	$ (20,508)	$ (14,018)
Cumulative effect of change in accounting principal	**–**	(14,162)	–
Net loss as reported	**$ (4,570)**	$ (34,670)	$ (14,018)
Amortization of goodwill	**–**	–	978
Adjusted loss	**$ (4,570)**	$ (34,670)	$ (13,040)
Basic and diluted income (loss) per share:			
Loss before cumulative effect of change in accounting principal	**$ (0.26)**	$ (1.16)	$ (0.80)
Cumulative effect of change in accounting principal	**–**	(0.80)	–
Net loss as reported	**$ (0.26)**	$ (1.96)	$ (0.80)
Amortization of goodwill	**–**	–	0.06
Adjusted loss	**$ (0.26)**	$ (1.96)	$ (0.74)

Impairment of Long-Lived Assets – In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Revenue Recognition - Sales of manufactured homes to independent dealers are recorded as of the date the home is shipped since title and risk of loss passes to the dealer at that time. All sales are final and without recourse except for the contingency described in Note 10. For Company-owned retail locations, revenue is recorded upon funding and transfer of title to the retail home buyer. Interest income on installment contracts receivable is recognized using the interest method.

Product Warranties - The Company provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. The Company has provided a liability of $13,475 (2003) and $15,000 (2002) for estimated future warranty costs relating to homes sold, based upon management's assessment of historical experience factors and current industry trends.

Activity in the liability for product warranty was as follows:

	2003	2002	2001
Balance, beginning of year	**$ 15,000**	$ 11,700	$ 11,800
Warranty expense, net	**21,194**	27,765	21,819
Payments	**(22,719)**	(24,465)	(21,919)
Balance, end of year	**$ 13,475**	$ 15,000	$ 11,700

Allowance for Credit Losses on Installment Contracts - The Company has provided an allowance for estimated future credit losses resulting from retail financing activities of CIS Financial Services, Inc. ("CIS"), a wholly- owned subsidiary, primarily based upon management's assessment of historical experience and current economic conditions.

Insurance - The Company's workers' compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability (prior to April 1, 2001) insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, the Company incurs insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. The Company's workers' compensation insurance coverage from February 1999 through March 2001 was provided under a fully insured, large deductible policy, and during 2001, the Company's product liability and general liability insurance coverages were converted to a fully insured, large deductible policy.

Net Income (Loss) Per Share - The Company reports two separate net income (loss) per share numbers, basic and diluted. Both are computed by dividing net income (loss) by the weighted average shares outstanding (basic) or weighted average shares outstanding assuming dilution (diluted). All options and warrants in 2003, 2002 and 2001 are excluded due to their antidilutive effect as a result of the Company's net losses. Antidilutive options and warrants (in thousands of shares) were 2,686, 3,291, and 2,734, for 2003, 2002, and 2001, respectively.

Stock Based Compensation Plans - The Company applied Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its employee and director plans. Accordingly, no compensation expense has been recognized for these plans except where the exercise price was less than fair value on the date of grant. The Company has granted no such options. Had compensation cost been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and net loss per share would approximate the pro forma amounts below. See Note 7 for the assumptions used in the following table:

	2003	2002	2001
Net loss, as reported	**$ (4,570)**	$ (34,670)	$ (14,018)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**71**	867	443
Pro forma	**$ (4,641)**	$ (35,537)	$ (14,461)
Basic and diluted loss per share:			
As reported	**$ (0.26)**	$ (1.96)	$ (0.80)
Pro forma	**$ (0.26)**	$ (2.01)	$ (0.82)

Derivative Instruments and Hedging Activities - The Company accounts for derivative and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which was adopted by the Company on January 1, 2001. Under SFAS No. 133, derivative instruments are recognized in the balance sheet at fair value and changes in the fair value of such instruments are recognized currently in earnings unless specific hedge accounting criteria are met. At December, 2003 and 2002 the Company had no derivative instruments.

Recently Issued Accounting Pronouncements - In June 2001, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which was effective for any exit or disposal activities initiated after December 31, 2002 (See Note 2). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time a company commits to an exit plan. SFAS No. 146 also establishes that the liability initially should be measured and recorded at fair value.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* FIN 45 requires disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's consolidated financial statements. The disclosure requirements of FIN 45 were effective for financial statements or interim and annual periods ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. These disclosure modifications are included in the notes to these consolidated financial statements. In April 2003, the FASB determined that stock-based compensation should be recognized as a cost in the financial statements and that such cost be measured according to the fair value of the stock options. The FASB has not yet determined the methodology for calculating fair value and plans to issue an accounting standard that may become effective in 2005. The Company will continue to monitor communications on this subject from the FASB in order to determine the impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46). FIN 46 requires certain variable interest entities (also formerly referred to as special purpose entities) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities--an interpretation of ARB 51 (revised December 2003)* ("FIN 46R"), which includes significant amendments to previously issued FIN 46. Among other provisions, FIN 46R includes revised transition dates for public entities. Adoption of FIN 46R is required for financial statements issued after March 15, 2004. The adoption of this interpretation is not expected to have a material effect on the Company's consolidated financial statements.

Reclassifications - Certain amounts from the prior periods have been reclassified to conform to the 2003 presentation.

2. IMPAIRMENT AND OTHER RELATED CHARGES

As discussed in Note 1, for any exit or disposal activities initiated after December 31, 2002, the Company has adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* which requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time a company commits to an exit plan. SFAS No. 146 also establishes that the liability initially should be measured and recorded at fair value. During 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which provides that a long-lived asset or asset group that is to be sold shall be classified as "held for sale" if certain criteria are met, including the expectation supported by evidence that the sale will be completed within one year. The Company has idle assets of $13,901 (2003) and $19,205 (2002) recorded at estimated fair values which are comprised primarily of closed home manufacturing facilities which the Company is attempting to sell. With the exception of a home manufacturing facility sold in January 2004 (as described below), management does not have evidence that it is probable that the sale of these assets will occur within one year, and thus, in accordance with the requirements of SFAS No. 144 such assets are classified as "held and used" and depreciation has continued on these assets. The following paragraphs describe impairment and other related charges recorded in the current and prior years on the most significant of these closed facilities.

During 2003, the Company recorded impairment and other related charges of $750 ($750 after tax or $0.04 per diluted share) in connection with the closing of a home manufacturing facility in August 2003, the pending sale of another home manufacturing facility closed in December 2002 and the closing of an underperforming retail location in August 2003. The charge included write-downs of $551 for property, plant and equipment and $199 for involuntary termination benefits which were recorded as incurred and paid. In January 2004, the pending sale was consummated resulting in net cash proceeds of $2,073, of which $1,555 was used to pay down on the real estate term loan in accordance with provisions of the credit facility. Accordingly, this repayment is reflected in current portion of long-term debt as of December 31, 2003 (see Note 5) and the related property is included in other current assets in the accompanying balance sheet. No additional gain or loss was recorded at the time of the sale.

During 2002, the Company recorded impairment and other related charges of $6,064 ($5,253 after tax or $0.30 per diluted share) in connection with the closing of six home manufacturing facilities. The charge included writedowns of $3,890 for property, plant and equipment, $22 for lease obligations and $2,152 for involuntary termination benefits for 989 employees. Payments of $1,484 (2003) and $682 (2002) were made against the reserve for lease obligations and involuntary termination benefits.

During 2001, the Company recorded impairment and other related charges of $1,003 ($1,003 after tax or $0.06 per diluted share) in connection with the closing of a home manufacturing facility. The charge included writedowns of $332 for property, plant and equipment, $84 for lease obligations and $587 for involuntary termination benefits for 93 employees. During 2002, all termination benefits and lease obligations were paid.

Payments of $128 (2003), $166 (2002), $265 (2001), and $619 (2000) were made against the reserve for lease and other obligations established prior to 2001. At December 31, 2003 and 2002, reserves for lease and other obligations were $8 and $1,620, respectively.

3. INSTALLMENT CONTRACTS RECEIVABLE

CIS finances retail sales through the purchase of installment contracts primarily from a portion of the Company's dealer network, at fixed interest rates, in the ordinary course of business, and resells a majority of the loans to financial institutions under the terms of retail finance agreements. CIS enters into agreements to sell, without recourse (provided that the transferred loan was properly originated by the dealer and purchased by CIS), contracts in its portfolio that meet specified credit criteria. Under these agreements, CIS sold $35,953, $38,313, and $36,325 of contracts receivable and realized gains of $1,115, $1,391, and $1,640 for the years ended December 31, 2003, 2002, and 2001, respectively. Standard loan programs require minimum down payments, ranging from 5% to 20% of the purchase price of the home, on all installment contracts based on the creditworthiness of the borrower. CIS's portfolio consists of fixed rate contracts with interest rates generally ranging from 8.0% to 15.0% and from 9.0% to 15.0% at December 31, 2003 and 2002, respectively. The average original term of the portfolio was approximately 267 and 295 months at December 31, 2003 and 2002, respectively. For loans held in its portfolio, CIS requires the borrower to maintain adequate insurance on the home throughout the life of the contract. Contracts are secured by the home which is subject to repossession by CIS upon default by the borrower. At December 31, 2003, scheduled principal payments of installment contracts receivable (including expected sales of contracts receivable in 2004) are as follows:

Year Ending December 31,	
2004	$ 2,238
2005	91
2006	102
2007	114
2008	127
Thereafter	7,442
Total	$ 10,114

Activity in the allowance for credit losses on installment contracts was as follows:

	2003	2002	2001
Balance, beginning of year	**$ 859**	$ 829	$ 1,180
Provision for credit losses	**354**	358	459
Charge offs, net	**(183)**	(328)	(810)
Balance, end of year	**$ 1,030**	$ 859	$ 829

At December 31, 2003 and 2002, the estimated fair value of installment contracts receivable was $10,338 and $11,467 respectively. These fair values were estimated using discounted cash flows and interest rates offered by CIS on similar contracts at such times.

4. INVENTORIES

Inventories consisted of the following:

	2003	2002
Raw materials	**$ 7,791**	$ 12,006
Work-in-process	**1,083**	1,488
Finished goods	**2,090**	4,793
Total inventory	**$ 10,964**	$ 18,287

During 2003, 2002, and 2001, the Company purchased raw materials of approximately $14,580, $17,231, and $15,648 respectively, from joint ventures in which the Company owns a minority interest and from a company in which a stockholder and director of the Company is also a stockholder.

5. CREDIT ARRANGEMENTS

On August 6, 2003, the Company amended its credit facility (the "Credit Facility") with its primary bank, whose president is a director of the Company. The new Credit Facility is comprised of a revolving line of credit which provides for borrowings (including letters of credit) up to $25,000 and a real estate term loan (14 year) component of $10,000 which are cross-secured and cross-defaulted. The Company used the long-term portion of the new facility, together with $2,000 cash to repay the outstanding amount on the revolving line of credit. The maturity date for the revolving line of credit remains unchanged at April 2005. The amount available under the revolving line of credit, up to $25,000, is equal to the lesser of an amount based on defined percentages of accounts and notes receivable and inventories or certain levels of tangible net worth plus all treasury stock purchases after December 31, 2002, as noted in the following table.

Tangible Net Worth ("TNW")	Credit Facility Available
Above $50,000	30% of TNW
$50,000 - $38,000	$15,000
$38,000 - $23,000	$15,000 to zero (dollar for dollar reduction)

At December 31, 2003, $9,181 was available under the revolving line of credit of which no amount was outstanding. At December 31, 2002, $15,000 was outstanding under the prior revolving line of credit.

The applicable interest rates under the revolving line of credit are based on certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Interest Rate
Above $77,000	Prime less 0.50%
$77,000 - $65,000	Prime
$65,000 - $58,000	Prime plus 0.25%
$58,000 - $38,000	Prime plus 1.00%
Below $38,000	Prime plus 2.00%

The bank's prime rate at December 31, 2003 and 2002 was 4.00% and 4.25% respectively. The Company made payments to its lender in the amount of $698 (2003), $936 (2002) and $1,251 (2001) for interest, commitment, letter of credit and various bond related fees.

The real estate term loan agreement contained in the Credit Facility provides for borrowings of $10,000, of which $8,895 was outstanding at December 31, 2003. Interest on term notes is fixed for a period of five years from issuance at 6.5% and may be adjusted at 5 and 10 years.

The Credit Facility contains certain restrictive and financial covenants which, among other things, limit the Company's ability without the lender's consent to (i) make dividend payments and purchases of treasury stock in an aggregate amount which exceeds 50% of consolidated net income for the two most recent years, (ii) mortgage or pledge assets which exceed, in the aggregate, $1,000, (iii) incur additional indebtedness, including lease obligations, which exceed in the aggregate $1,000, excluding floor plan notes payable which cannot exceed $3,000 and (iv) make annual capital expenditures in excess of $1,000. In addition, the Credit Facility contains certain financial covenants requiring the Company to maintain on a consolidated basis certain defined levels of debt to tangible net worth ratio (not to exceed 2.5 to 1) and cash flow to debt service ratio of not less than 1.25 to 1 commencing with the nine months ending December 31, 2003 (1.5 to 1 and 1.75 to 1 for the years ending December 31, 2004 and 2005), and to maintain a current ratio, as defined, of at least 1.0 to 1 and consolidated tangible net worth of at least $23,000. The Credit Facility also requires CIS to comply with certain specified restrictions and financial covenants. At December 31, 2003, the Company was in compliance with its debt covenants.

The Company has amounts outstanding under seven Industrial Development Revenue Bond issues ("Bonds") which totaled $7,641 and $8,990 at December 31, 2003 and 2002, respectively. Four of the bond issues bear interest at variable rates ranging from 4.45% to 5.40% and mature at various dates through April 2009. One of the bond issues is payable in equal monthly installments and bears interest at 75% of the prime rate and matures in 2005. One of the bond issues is payable in equal quarterly principal payments with interest payable at 6.75% and matures in 2004. One of the bond issues is payable in annual installments through 2013 with interest payable monthly at a variable rate currently at 1.63% as determined by a remarketing agent. The real estate term loan and the bonds are collateralized by substantially all of the Company's plant facilities and equipment.

At December 31, 2003, principal repayment requirements on long-term debt are as follows:

Year Ending December 31,	
2004	$ 3,447
2005	1,549
2006	1,628
2007	1,709
2008	1,346
Thereafter	6,857
Total	16,536
Less current portion	3,447
Long-term debt	$ 13,089

At December 31, 2003 and 2002, the estimated fair value of outstanding borrowings was $16,958 and $24,492. These estimates were determined using rates at which the Company believes it could have obtained similar borrowings at such times.

Cash paid for interest during the years ended December 31, 2003, 2002, and 2001 was $1,165, $1,576, and $1,990 respectively.

6. STOCKHOLDERS' EQUITY

The Company has adopted a Stockholder Rights Plan with the terms and conditions of the plan set forth in a Rights Agreement dated October 23, 1996 between the Company and its Rights Agent. Pursuant to the plan, the Board of Directors of the Company declared a dividend of one Right (as defined in the Rights Agreement) for each share of the Company's outstanding common stock to stockholders of record on November 6, 1996. One right is also associated with each share of the Company's outstanding common stock issued after November 6, 1996, until the Rights become exercisable, are redeemed or expire. The Rights, when exercisable, entitle the holder to purchase a unit equal to 0.80 one-hundredth share of Series A Junior Participating Preferred Stock, par value $0.01, at a purchase price of $80 per unit. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding common stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of common stock of the Company (or, in certain cases, securities of an acquiring person) for each Right held at a significant discount. The Rights will expire on November 6, 2006, unless redeemed earlier by the Company at $0.01 per Right under certain circumstances.

Pursuant to a common stock repurchase program approved by the Company's Board of Directors, a total of 3,168,800 shares have been purchased at a cost of $24,842. The Company retired 2,151,500 of these shares at December 31, 1999, with the remaining shares being recorded as treasury stock. At December 31, 2003, the Company has authority under the program to acquire up to 831,200 additional shares.

7. INCENTIVE PLANS

- The Company has a Key Employee Stock Incentive Plan (the "1996 Plan") which provides for the granting of both incentive and non-qualified stock options. Additionally, the 1996 Plan provides for stock appreciation rights and awards of both restricted stock and performance shares. Options are granted at prices and terms determined by the compensation committee of the Board of Directors. Options granted under the 1996 Plan are generally exercisable six months after the grant date and expire ten years from the date of grant. As of December 31, 2003, shares authorized for grant under this plan totaled 2,871,361 of which 891,935 shares were available to be granted.

- The Company also has a Non-employee Director Plan under which 625,000 shares of the Company's common stock were reserved for grant to non-employee directors at fair market value on the date of such grant. Options are granted upon the director's initial election and automatically on an annual basis thereafter, up to a maximum of 125,000 shares.

Options granted under the plan are generally exercisable six months after the grant date and expire ten years from the date of grant. As of December 31, 2003, 89,468 shares were available to be granted. Additionally, in January 2002, the Board of Directors of the Company granted to certain non-employee directors, who had received the maximum shares available under the Non-employee Director Plan, options to purchase 51,000 shares of the Company's common stock on substantially the same terms and conditions as options granted under the Non-employee Director Plan.

- The Company has an Employee Stock Purchase Plan under which 625,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 85% of the market price of the stock as of the first or last day of the payment periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. As of December 31, 2001, all 625,000 shares available were issued to eligible employees.

- Effective December 31, 2002, the Company cancelled its Deferred Compensation and Flexible Option Plan (the "Deferred Plan") which provided for deferral of a portion of certain key employees' earnings plus a Company match. At December 31, 2002, the Company had recorded plan investments of $2,209 and a deferred compensation liability of $3,110. The unfunded liability was paid using unallocated cash. During the first quarter of 2003, all benefits were paid to plan participants.

Compensation expense recorded in connection with these plans for the years ended December 31, 2003, 2002 and 2001 was not material.

The Company has a Dividend Reinvestment Plan which provides for 500,000 shares to be purchased by participants in the Plan by reinvesting the cash dividends on all, or part, of their shares. The price of the shares purchased through the Plan is the higher of 95% of the average daily high and low sale prices of the Company's common stock on the four trading days including and preceding the Investment Date (as defined in the Plan) or 95% of the average high and low sales prices on the Investment Date. The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	**0.00%**	0.00%	0.00%
Expected volatility	**62.79%**	59.46%	56.50%
Risk free interest rate	**2.55%**	4.56%	4.64%
Expected lives	**5.0 years**	6.6 years	5.6 years

The pro forma disclosure, as required by SFAS No. 123 and SFAS No. 148, is presented in tabular format in Note 1.The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future amounts, and additional awards in future years are anticipated.

With respect to options exercised, the income tax benefits resulting from compensation expense allowable under federal income tax regulations in excess of the expense (benefit) reflected in the Company's financial statements have been credited to additional paid-in capital. These benefits, which totaled $7 (2003), $6 (2002), and $0 (2001), represent a noncash financing transaction for purposes of the consolidated statements of cash flows.

Information regarding all of the Company's stock option plans is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value At Grant Date
OUTSTANDING AT JANUARY 1, 2001	2,677,269	$ 9.40	
Granted at fair value	330,663	2.90	$1.58
Exercised	(1,610)	0.55	
Cancelled	(218,233)	11.27	
OUTSTANDING, DECEMBER 31, 2001	2,788,089	$ 8.49	
Granted at fair value	665,354	3.22	$1.89
Exercised	(5,293)	1.48	
Cancelled	(563,889)	5.90	
OUTSTANDING, DECEMBER 31, 2002	2,884,261	$ 7.79	
Granted at fair value	75,000	1.72	$0.94
Exercised	(10,000)	1.39	
Cancelled	(474,674)	6.71	
OUTSTANDING, DECEMBER 31, 2003	2,474,587	$ 7.84	
Options exercisable at December 31, 2003	2,474,587	$ 7.84	
Options exercisable at December 31, 2002	2,884,261	$ 7.79	
Options exercisable at December 31, 2001	2,494,114	$ 9.13	

The following table summarizes information concerning stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.81 - $ 4.64	1,049,713	6.98	$ 3.32	1,049,713	$ 3.32
$9.40 - $10.00	227,059	3.98	9.72	227,059	9.72
$10.19 - $11.00	940,415	3.51	10.46	940,415	10.46
$11.75 - $16.60	257,400	2.48	15.02	257,400	15.02
$0.81 - $16.60	2,474,587	4.92	$ 7.84	2,474,587	$ 7.84

8. INCOME TAXES

Provision (benefit) for income taxes consists of:

	2003	2002	2001
Current			
Federal	$ (672)	$ (10,166)	$ (505)
State	154	20	(600)
	(518)	(10,146)	(1,105)
Deferred			
Federal	$ –	$ 11,618	$ 446
State	–	4,244	59
	–	15,862	505
Income taxes (benefit)	(518)	5,716	(600)
Income tax benefit - change in accounting principle	–	(1,306)	–
Total	$ (518)	$ 4,410	$ (600)

Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed which enabled the Company to carryback net operating losses five years instead of two years as under the previous law. Due to the change in law, the Company received refunds of $4,634 in 2002 and $6,425 in 2003. Both refunds were reflected in the current income tax provision and benefit related to the change in accounting principle for the year ended December 31, 2002. The Company received an additional refund of $309 in 2003.

Total income tax provision (benefit) for 2003, 2002, and 2001, is different from the amount that would be computed by applying the expected federal income tax rate of 35% to income (loss) before income taxes. The reasons for this difference are as follows:

	2003	2002	2001
Income tax (benefit) at expected federal income tax rate	$ (1,781)	$ (9,199)	$ (5,117)
State income taxes, net of federal tax effect	712	3,455	(178)
Valuation allowance	1,968	11,672	4,310
Non-deductible operating expenses	24	212	385
Goodwill	–	4,210	–
Adjustments to prior years' tax provisions following IRS audit	(1,345)	–	–
Additional refunds attributable to law change	(96)	(4,634)	–
Total	$ (518)	$ 5,716	$ (600)

The Company has a valuation allowance against net deferred income tax assets of $20,523 and $18,555 in accordance with the requirements of SFAS No. 109, Accounting for Income Taxes for the years ended December 31, 2003 and 2002, respectively. Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of FAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Deferred tax assets and liabilities are based on the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The approximate tax effects of temporary differences at December 31, 2003 and 2002 were as follows:

	2003	2002
	Assets (Liabilities)	
Current differences		
Warranty expense	**$ 5,100**	$ 5,247
Inventory capitalization	**596**	695
Allowance for losses on receivables	**470**	390
Accrued expenses	**3,435**	3,902
Repurchase commitments	**1,192**	1,584
Deferred gain	**–**	187
	10,793	12,005
Less valuation allowance	**10,100**	10,922
Total	**$ 693**	$ 1,083

	2003	2002
	Assets (Liabilities)	
Non-current differences		
Depreciation and basis differential of acquired assets	**$ 912**	$ 809
Net operating loss and other carryforwards	**7,241**	4,616
Goodwill	**327**	363
Other	**1,250**	762
	9,730	6,550
Less valuation allowance	**10,423**	7,633
Total	**$ (693)**	$ (1,083)

At December 31, 2003, the Company had federal and state net operating loss carryforwards of $9,077 and $80,321 respectively. The net operating loss carryforwards will expire as follows:

	Federal	State
2010	$ 848	$ –
2018	–	367
2019	–	533
2020	–	36,222
2021	–	11,085
2022	–	17,893
2023	8,229	14,221

The Company believes that the outcome of an examination of its federal income tax returns for the calendar years ended 1998 through 2002 will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows and based on preliminary examination results, has adjusted its prior years' tax provision for a benefit of $579.

Net cash paid (received) for income taxes for the years ended December 31, 2003, 2002, and 2001 was $(6,645), $(4,820), and $(17,057), respectively.

9. EMPLOYEE BENEFIT PLANS

The Company has self-funded group medical plans which are administered by third party administrators. The medical plans have reinsurance coverage limiting liability for any individual employee loss to a maximum of $100, with an aggregate limit of losses in any one year based on the number of covered employees. Incurred claims identified under the Company's incident reporting system and incurred but not reported claims are funded or accrued based on estimates that incorporate the Company's past experience, as well as other considerations such as the nature of each claim or incident, relevant trend factors and advice from consulting actuaries. The Company has established self-insurance trust funds for payment of claims and makes deposits to the trust funds in amounts determined by consulting actuaries. The cost of these plans to the Company was $2,901, $4,771, and $4,331, for years ended December 31, 2003, 2002, and 2001, respectively.

The Company sponsors an employee 401(k) retirement plan covering all employees who meet participation requirements. Employee contributions are limited to a percentage of compensation as defined in the plan. The amount of the Company's matching contribution is discretionary as determined by the Board of Directors. Company contributions amounted to $422, $546, and $591, for the years ended December 31, 2003, 2002, and 2001, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases:

One of the Company's manufacturing facilities was leased under an operating lease agreement with a company partially owned by certain directors of the Company. This related party lease contained a purchase option that was exercised in 2001 for $1,125 using proceeds from an industrial development bond issue.

Additionally, the Company is obligated under various operating lease agreements with varying monthly payments and expiration dates through March 2006. Total rent expense under operating leases was $278, $481, and $560, for the years ended December 31, 2003, 2002, and 2001, respectively, including rents paid to related parties of $0 (2003), $0 (2002), and $36 (2001).

Future minimum rents payable under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2003 are not significant.

Contingent Liabilities and Other:

a. The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The risk of loss under these agreements is spread over numerous retailers. The price the Company is obligated to pay generally declines over the period of the agreement (generally 12 - 24 months) and the risk of loss is further reduced by the resale value of repurchased homes. The maximum amount for which the Company is contingently liable under such agreements approximated $81,000 at December 31, 2003. The Company has a reserve for repurchase commitments of $3,070 (2003) and $4,000 (2002) based on prior experience and market conditions. Activity in the reserve for repurchase commitments was as follows:

	2003	2002	2001
Balance, beginning of year	**$ 4,000**	$ 3,200	$ 4,100
Provision for losses on inventory repurchases, net	**(181)**	2,347	1,848
Recoveries (payments), net	**(749)**	(1,547)	(2,748)
Balance, end of year	**$ 3,070**	$ 4,000	$ 3,200

b. Under the insurance plans described in Note 1, the Company was contingently liable at December 31, 2003 for future retrospective premium adjustments up to a maximum of approximately $19,057 in the event that additional losses are reported related to prior years.

c. The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability, personal injury and fraudulent, deceptive or collusive practices in connection with their businesses. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive damages and trials by jury. Anticipated legal fees associated with these lawsuits are accrued at the time such cases are identified. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not presently expected to have a material adverse effect on the Company. However, the potential exists for unanticipated material adverse judgments against the Company. The Company used the services of a law firm in which a partner is also a director of the Company. The Company paid legal fees to this firm of $378 (2003), $191 (2002), and $176 (2001). In addition, the law firm received, from the proceeds of the settlement of a Company insurance claim, an indirect legal fee payment of $562 in 2002.

d. The Company and certain of its equity partners have guaranteed certain debt for two companies in which the Company owns a one-third interest. The guarantees are limited to 40% of the outstanding debt. At December 31, 2003, $3,167 of debt was outstanding under the guarantees, of which the Company had guaranteed $1,267.

e. The Company has provided letters of credit totaling $5,819 as of December 31, 2003 to providers of certain of its insurance policies. While the current letters of credit have a finite life, they are subject to renewal at different amounts based on the requirements of the insurance carriers. The Company has recorded insurance expense based on anticipated losses related to these policies.

11. SEGMENT INFORMATION

The Company's reportable segments are organized around products and services. Through its Home manufacturing segment, the Company's five divisions (seven home manufacturing plants), which are aggregated for reporting purposes, design and manufacture homes which are sold in the United States to a network of dealers which includes Company-owned retail locations. Through its Financial services segment, the Company primarily offers retail installment sale financing and related insurance products for manufactured homes sold through the Company's dealer network. The Company's Retail segment is comprised of company-owned retail lots that derive their revenues from home sales to individuals. Included in the "other" category are supply companies who primarily sell their products outside of the Company. The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that intercompany profits, transactions and balances have not been eliminated. The Company's determination of segment operating profit does not reflect other income (expenses) or income tax provision (benefit).

Notes to Consolidated Financial Statements

	2003	2002	2001
Gross revenue:			
Home manufacturing	**$ 242,338**	$ 381,545	$ 351,731
Financial services	**2,673**	2,690	3,088
Retail	**7,948**	7,908	6,968
Other	**–**	1,274	6,291
Gross revenue	**$ 252,959**	$ 393,417	$ 368,078
Intersegment revenue:			
Home manufacturing	**$ 5,123**	$ 6,160	$ 4,196
Financial services	**–**	–	–
Retail	**–**	–	–
Other	**–**	–	11
Intersegment revenue	**$ 5,123**	$ 6,160	$ 4,207
Revenue from external customers:			
Home manufacturing	**$ 237,215**	$ 375,385	$ 347,535
Financial services	**2,673**	2,690	3,088
Retail	**7,948**	7,908	6,968
Other	**–**	1,274	6,280
Total revenue	**$ 247,836**	$ 387,257	$ 363,871
Operating profit (loss):			
Home manufacturing	**$ (1,124)**	$ (8,061)	$ (4,934)
Financial services	**537**	(22)	211
Retail	**(41)**	(222)	(31)
Other	**–**	(140)	(733)
Elimination	**295**	(45)	(64)
Segment operating loss	**(333)**	(8,490)	(5,551)
General corporate	**(4,439)**	(5,930)	(7,572)
Operating loss	**$ (4,772)**	$ (14,420)	$ (13,123)
Depreciation and amortization:			
Home manufacturing	**$ 3,651**	$ 5,178	$ 6,764
Financial services	**39**	63	118
Retail	**59**	41	24
Other	**–**	2	126
Segment depreciation and amortization	**3,749**	5,284	7,032
General corporate	**839**	1,002	1,142
Total depreciation and amortization	**$ 4,588**	$ 6,286	$ 8,174
Capital expenditures:			
Home manufacturing	**$ 289**	$ 1,866	$ 3,420
Financial services	**8**	107	20
Retail	**–**	–	–
Other	**–**	2	28
Segment capital expenditures	**297**	1,975	3,468
General corporate	**30**	87	28
Total capital expenditures	**$ 327**	$ 2,062	$ 3,496
Identifiable assets:			
Home manufacturing	**$ 62,311**	$ 80,633	
Financial services	**13,364**	12,497	
Retail	**2,987**	6,458	
Other	**–**	21	
Segment assets	**78,662**	99,609	
General corporate	**19,871**	30,462	
Total assets	**$ 98,533**	$ 130,071	

Notes to Consolidated Financial Statements

The Financial services segment's operating profit includes net interest income of $1,136, $981, and $1,197, and gains from the sale of installment contracts of $1,115, $1,391, and $1,640, for the years ended December 31, 2003, 2002, and 2001, respectively.

Identifiable assets for the General corporate category include $2,595, $2,359, and $2,017, of investment in equity method investees at December 31, 2003, 2002, and 2001, respectively. General corporate operating income includes equity in the net income (loss) of investees accounted for by the equity method of $369, $384, and $(485), for the years ended December 31, 2003, 2002, and 2001, respectively.

Independent Auditors' Report

To the Board of Directors and Stockholders
of Cavalier Homes, Inc.:

We have audited the accompanying consolidated balance sheets of Cavalier Homes, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cavalier Homes, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and adopted Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective January 1, 2003.

Deloitte & Touche LLP

Birmingham, Alabama
March 11, 2004

Quarterly Statistics Comparison of Operating Results

(Unaudited) (Dollars in thousands except per share amounts)

2003	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
Revenue:					
Home manufacturing	$ 53,178	$ 60,788	$ 66,034	$ 57,215	$ 237,215
Financial services	665	652	728	628	2,673
Retail	2,198	2,423	1,959	1,368	7,948
Other	--	–	–	–	–
Total revenue	56,041	63,863	68,721	59,211	247,836
Gross profit	11,499	9,911	10,904	6,835	39,149
Net income (loss)	1,078 [b]	943 [b]	(409) [b]	(6,182)	(4,570) [b]
Basic net income (loss) per share [a]	0.06 [b]	0.05 [b]	(0.02) [b]	(0.35)	(0.26) [b]
Diluted net income (loss) per share [a]	0.06 [b]	0.05 [b]	(0.02) [b]	(0.35)	(0.26) [b]

2002	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
Revenue:					
Home manufacturing	$ 84,266	$ 95,327	$ 103,467	$ 92,325	$ 375,385
Financial services	788	755	715	432	2,690
Retail	1,954	2,335	2,030	1,589	7,908
Other	--	276	431	567	1,274
Total revenue	87,008	98,693	106,643	94,913	387,257
Gross profit	10,289	15,795	14,879	13,330	54,293
Net income (loss)	(20,988) [c, d]	(762)	116	(13,036) [e]	(34,670) [c, d, e]
Basic net income (loss) per share [a]	(1.19) [c, d]	(0.04)	0.01	0.06 [e]	(1.16) [c, d, e]
Diluted net income (loss) per share [a]	(1.19) [c, d]	(0.04)	0.01	(0.74) [e]	(1.96) [c, d, e]

[a] *The sum of quarterly amounts may not equal the annual amounts due to rounding.*

[b] *Includes impairment and other related charges of $750 ($750 after tax or $0.04 per share basic and diluted) recorded in connection with closing one home manufacturing facility, the pending sale of another home manufacturing facility closed in December 2002 and closing one retail location $574 (fourth quarter), $122 (third quarter), $54 (second quarter)).*

[c] *Includes impairment and other related charges of $6,064 ($5,253 net of taxes, or $0.30 per share basic and diluted) recorded in connection with losing six home manufacturing facilities.*

[d] *Includes increase in deferred tax asset valuation allowance of $11,672 in accordance with SFAS No. 109.*

[e] *Includes cumulative effect of change in accounting principle of $14,162, net of tax of $1,306, or $0.80 per share, basic and diluted, to eliminate all goodwill due to impairment.*

Certain amounts from the prior periods have been reclassified to conform to the 2003 presentation.

Directors and Officers

BOARD OF DIRECTORS

John W. Allison [1, 2]
Chairman
Home Bankshares, Inc.
Conway, Arkansas
Director since 2000

Thomas A. Broughton, III
Chairman
First Commercial Bank
Birmingham, Alabama
Director since 1986

Barry Donnell
Chairman
Cavalier Homes, Inc.
Wichita Falls, Texas
Director since 1986

Norman W. Gayle, III [1, 3]
President and Chief Executive Officer
Vesta Insurance Group
Director since 2003

Lee Roy Jordan
President
Lee Roy Jordan Redwood Lumber Co., Inc.
Dallas, Texas
Director since 1993

A. Douglas Jumper, Sr. [2, 3]
Owner
J & J Properties
Booneville, Mississippi
Director since 1997

John W Lowe
Partner
Law Firm of Lowe, Mobley & Lowe
Haleyville, Alabama
Director since 1984

David A. Roberson
President and Chief Executive Officer
Cavalier Homes, Inc.
Addison, Alabama
Director since 1996

Bobby Tesney [2, 3]
Vice Chairman of Brown Jordan International, Inc.
Director since 2003

J. Don Williams [1, 2, 3]
Senior Vice President
Chief Financial Officer and Secretary
Altec, Inc.
Director since 2003

[1] Compensation Committee
[2] Nominating and Governance Committee
[3] Audit Committee

OFFICERS

Barry Donnell
Chairman

David A. Roberson
President and Chief Executive Officer

Gregory A. Brown
Chief Operating Officer

Michael R. Murphy
Chief Financial Officer

Corporate Information

Corporate Address
32 Wilson Boulevard 100
Post Office Box 540
Addison, Alabama 35540
(256) 747-9800 / Fax (256) 747-3044

Common Stock Listing
American Stock Exchange
Symbol CAV

Website
cavhomesinc.com

Independent Auditors
Deloitte & Touche LLP
Birmingham, Alabama

Securities Counsel
Bradley Arant Rose & White LLP
Birmingham, Alabama

General Counsel
Lowe, Mobley & Lowe
Haleyville, Alabama

Transfer Agent and Registrar
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660

Annual Report on Form 10-K
The Company will provide, without charge, a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission upon receipt of a written request. This request should be addressed to Cavalier Homes, Inc., Investor Relations, P. O. Box 540, Addison, Alabama 35540.

Annual Meeting
The 2004 annual meeting of stockholders is currently scheduled to be held at The Summit Club in Birmingham, Alabama at 10:00 a.m. Central Daylight Time on Thursday, May 19, 2004.

Stock Market Information
On March 22, 2004, the Company had approximately 3,900 record and beneficial holders of its common stock, including beneficial owners holding shares in nominee or "street" name.

Effective March 5, 2004, the Company's common stock began trading on the American Stock Exchange. The information below sets forth the range of the high and low closing stock prices reported by the New York Stock Exchange for the past two years:

Quarter	High	Low
2003		
Fourth	**$ 3.12**	**$ 2.64**
Third	**$ 3.01**	**$ 1.99**
Second	**$ 2.13**	**$ 1.20**
First	**$ 1.85**	**$ 1.13**
2002		
Fourth	$ 2.35	$ 1.68
Third	$ 3.50	$ 1.90
Second	$ 4.10	$ 3.25
First	$ 4.20	$ 3.08

The Company currently does not pay cash dividends on its common stock. See Note 5 to Consolidated Financial Statements for restrictions on dividend payments.

Subsidiaries and Divisions

HOME MANUFACTURING

Central Region
Barry Mixon, Region President

Addison Division
of Cavalier Home Builders, LLC
Addison, Alabama (2 facilities)
(256) 747-1575 / Fax (256) 747-2962
Scotty Pickle, Division General Manager and Controller

Hamilton Division
of Cavalier Home Builders, LLC
Hamilton, Alabama
(205) 921-3135 / Fax (205) 921-7390
Dale Gilliland, Division General Manager

Eastern Region
Jeff Mooring, Region President

Millen Division
of Cavalier Home Builders, LLC
Millen, Georgia (2 facilities)
(478) 982-4000 / Fax (478) 982-2992
Mike Birdwell, Division General Manager

Nashville Division
of Cavalier Home Builders, LLC
Nashville, North Carolina
(252) 459-7026 / Fax (252) 459-7529
Dick Kluttz, Division General Manager and Controller

Western Region
Michael Terrian, Region President

Fort Worth Division
of Cavalier Home Builders, LLC
Fort Worth, Texas
(817) 740-9030 / Fax (817) 740-1617

Home Repair Service Division
of Cavalier Home Builders, LLC
Hamilton, Alabama
(866) 518-4789 / Fax (205) 921-6509
Ronnie Emerson, President

COMPONENT MANUFACTURING

Carl James, Group President
(205) 485-2447 / Fax (205) 485-2677

Quality Housing Supply, LLC
Hamilton, Alabama
(205) 921-2880 / Fax (205) 921-5400
Jay Godsey, President

Ridge Crest
a Division of Ridge Pointe Manufacturing, LLC
Haleyville, Alabama
(205) 485-2447 / Fax (205) 485-2677
Jerry Perkins, President

Ridge Pointe Manufacturing, LLC
Haleyville, Alabama
(205) 486-6484 / Fax (205) 486-1629
Jerry Perkins, President

FINANCIAL SERVICES

C I S Financial Services, Inc.
Hamilton, Alabama
(205) 921-4814 / Fax (205) 921-4965
Paula Reeves, President

CORPORATE SERVICES

Jerry F. Wilson, Jr.
Chief Information Officer
(205) 320-2899 / Fax (205) 320-1622

June M. Martin
Corporate Controller
(256) 747-9874 / Fax (256) 747-3044

David Hopper
Director of Human Resources
(256) 747-9806 / Fax (256) 747-3044

Rick Romine
Director of Purchasing
(256) 747-9830 / Fax (256) 747-3044

Jerry A. Haynes
Director of National Marketing
(256) 747-9817 / Fax (256) 747-3044

Robert Blake
Corporate Risk Manager
(256) 747-9882 / Fax (256) 747-3044

Chris Waldrep
Director of Engineering
(256) 747-9818 / Fax (256) 747-2344


160 - SIDE B
RE-FER
36'-6" TILE
OVENS
DW
ET CTR
LIVING ROOM
DINING
SLIDE
FAUCET
32'-4" CARPET
21'-6"
2ND BATH
5'-8" TILE
13'-10"
MASTER BED
21'-0" CARPET
PORCH
13'-4" CARPET
11'-8" CARPET
2ND BED
3RD BED

Cavalier Homes, Inc.™

32 Wilson Boulevard 100
Post Office Box 540 ~ Addison, Alabama 35540
(256) 747-9800 ~ (256) 747-3044 fax
www.cavhomesinc.com